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REGISTRANT'S NAME Chugai Pharmaceutical Co Ltd

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FILE NO. 82- 34668 FISCAL YEAR 12-31-04

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DAT : 6/27/05

File Number: 82-34668 [TRANSLATION] ARLS 12-31-04 **Attachment 1**





CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the fiscal year 2004.12 ended December 31, 2004)

February 10, 2005

Name of Company: **Chugai Pharmaceutical Co., Ltd.**
Address of the Head Office: 1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan
Stock Listings: Tokyo
Security Code No.: 4519
(URL http://www.chugai-pharm.co.jp/english)
Representative: Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors
Contact: Mr. Yoshio Itaya, General Manager of Finance and Accounting Department
Phone: +81-(0) 3-3281-6611
Date of Board Meeting for Settlement of Accounts: February 10, 2005
Parent Company Name: Roche Pharmholding B.V. Shareholding ratio of the Parent Company: 50.1%
Application of US Accounting Standards: No

1. Consolidated Operating Results for the FY 2004.12 Ended December 31, 2004

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2004.12 ended Dec. 2004	¥294,670 million	—	¥51,497 million	—	¥51,990 million	—
FY 2003.12 ended Dec. 2003	¥232,748 million	—	¥42,719 million	—	¥43,947 million	—

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders' Equity	Recurring Profit/ Total Assets	Recurring Profit/ Net Sales
FY 2004.12 ended Dec. 2004	¥34,117	—	¥62.27	¥61.34	11.0%	12.7%	17.6%
FY 2003.12 ended Dec. 2003	¥28,445	—	¥51.73	¥50.94	9.9%	10.6%	18.9%

Note 1. Average number of outstanding shares (consolidated): 546,377,165 shares for the fiscal year ended December 31, 2004 and 548,191,365 shares for the year ended December 31, 2003, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.
4. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, the Company doesn't present % change for net sales, operating income, recurring profit and net income in comparison with the previous fiscal year.

(2)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
FY 2004.12 ended Dec. 2004	¥411,449 million	¥320,846 million	78.0%	¥583.61
FY 2003.12 ended Dec. 2003	¥405,197 million	¥296,717 million	73.2%	¥542.96

Note: Number of outstanding shares at the end of the fiscal year (consolidated):549,604,725 shares as of December 31, 2004 and 546,314,597 shares as of December 31, 2003, respectively.

(3)Results of cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash and Cash Equivalents
FY 2004.12 ended Dec. 2004	¥51,494 million	¥(15,211) million	¥(13,718) million	¥57,380 million
FY 2003.12 ended Dec. 2003	¥(36,795) million	¥14,413 million	¥(11,582) million	¥36,226 million

(4)Scope of consolidation and application of equity method:
Number of consolidated subsidiaries: 15
Number of non-consolidated subsidiaries accounted for by the equity method: None
Number of affiliates accounted for by the equity method: None

(5)Changes in scope of consolidation and application of equity method:
Number of companies newly consolidated: 1
Number of companies excluded from consolidation: 2
Number of companies newly accounted for by the equity method: None
Number of companies excluded from the equity method: None

2. Forecast for the Year Ending December 31, 2005 (January 1, 2005 - December 31, 2005)

	Net Sales	Recurring Profit	Net Income
First half ending June. 30, 2005	¥135,000 million	¥24,700 million	¥16,000 million
FY 2005 ending Dec. 31, 2005	¥293,500 million	¥62,300 million	¥39,200 million

Reference: Projected net income per share for the year ending December 31, 2005 is ¥71.32, based on the number of outstanding shares as of December 31, 2004.

The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties.

Outline of Chugai Group

(As of December 31, 2004)


CHUGAI PHARMACEUTICAL CO., LTD.
PHARMACEUTICAL SEGMENT
OTHER SEGMENT
< Domestic >
* Chugai Research Institute for Medical Science Inc. (Research and development and maintenance of research facilities)
* Tohoku Chugai Pharmaceutical Co., Ltd. (Contract production of pharmaceuticals)
* Chugai Clinical Research Center Co., Ltd. (Clinical development of pharmaceuticals)
< Overseas >
* Chugai U.S.A., Inc. (Holding company / Business administration in the US)
* Chugai Pharma U.S.A., LLC. (Clinical development and submission of application for new drugs in the US)
* Chugai Pharma Europe Ltd. (Clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma U.K. Ltd. (Sales of pharmaceuticals in the UK)
* Chugai Pharma Marketing Ltd. (Sales administration / Sales of pharmaceuticals in the EU)
* Chugai Pharma France S.A.S. (Sales of pharmaceuticals in France)
* Chugai-Aventis S.N.C. (Import and sales of pharmaceuticals, clinical development and submission of applications for new drugs in the EU)
* Chugai Pharma Taiwan Ltd. (Sales of pharmaceuticals in Taiwan)
+ Shanghai Chugai Pharma Co., Ltd. (Business promotion in China)
# C&C Research Laboratories (Research and development in Korea)
- F. Hoffmann-La Roche Ltd (Production and sales of pharmaceuticals)
+ Eiko Kasei Co., Ltd. (Production and sales of insecticides)
* Chugai Business Support Co., Ltd. (Administrative support service)
* Chugai Distribution Co., Ltd. (Storage and transportation)
* Medical Culture Inc. (Publishing and printing)
* Chugai Techno Business Co., Ltd. (Building Maintenance service)

*	Consolidated subsidiaries
+	Non-consolidated subsidiaries not accounted for by the equity method
#	Affiliated companies not accounted for by the equity method
-	Subsidiary of the parent company

Note: None of subsidiaries' and affiliates' stock is listed.

Management Principles and Goals

1. Basic Management Principles

In line with its strategic alliance with the world-leading pharmaceutical company F. Hoffmann-La Roche (Headquarters: Switzerland) (Roche), Chugai Pharmaceutical has established "dedicating itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world" as its mission and "becoming a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally" as its fundamental management objective.

As we work to achieve these goals, we will carry out our business activities in line with our core values of "putting patients and customers first" and "committing to the highest ethical and moral standards as befits a company involved in the healthcare industry."

We firmly believe that putting these Basic Management Principles into practice is key to boosting the corporate value of the Chugai Group as well as the best way to meet the expectations of customers, shareholders, and all other stakeholders, and will redouble efforts to realize them.

2. Basic Profit Distribution Principles

Although Chugai's basic profit distribution policy has the fundamental goal of appropriately adjusting dividends in line with corporate performance, it also emphasizes expanding the return of profits to shareholders by taking into account the Company's overall situation, including demand for funds for medium- and long-term strategic investment and performance forecasts. In addition, internal reserves will be used to fund R&D activities in Japan and around the world as well as for making capital investments related to new products to further enhance corporate value.

3. Medium-Term Strategy

Prescription pharmaceuticals form the core of Chugai's business and are the focus of a unique foundation in R&D that is driven by the most advanced technologies. In particular, we are using the knowledge and technology we have amassed in the field of biotechnology in the development of innovative antibody drugs. In addition, we are working with our strategic partner Roche to establish Chugai as a leader in Japan in non-small molecule drug discovery research as well as with regard to our clinical development pipeline and product lineup. To further concentrate management resources, Chugai transferred its nonprescription products business to Lion Corporation at the end of 2004, establishing itself as a pure-play prescription pharmaceuticals company.

Chugai's new Medium-Term Management Plan for fiscal 2005 through fiscal 2010, *Sunrise 2010*, aims to enhance and expand the Company's competitive advantage by leveraging its strengths and close collaborative relationship with Roche as well as to further expand business through the development and marketing of innovative drugs in Japan and overseas. The plan has set the objectives of achieving net sales of ¥360 billion and an operating income margin of 20% or more in fiscal 2010.

4. Future Tasks

Under its Medium-Term Management Plan, Sunrise 2010, Chugai aims to dramatically bolster the competitiveness of its research, development, manufacturing, marketing, and sales operations as well as to achieve a high rate of growth. The plan identifies the continuous development and acquisition of innovative new drugs, the maximization of product value, and overseas expansion as key tasks.

(1) The Continuous Development of Innovative New Drugs

While working to develop antibody and other innovative new drugs, Chugai has endeavored to raise the level of its technological skills, enhance its pipeline, and boost the efficiency of its R&D operations through research collaboration that makes the most of its alliance with Roche. Going forward, we will work to bring our technological skills to an even higher level, strengthen our network of relationships with academic ventures and leading corporations, and reinforce our research foundation to foster the ongoing development of innovative new drugs. In addition, we will proactively introduce promising development candidates from Roche to further enhance our development pipeline.

(2) The Maximization of Product Value

Under its alliance with Roche, Chugai has demonstrated substantial growth in the domestic market and is working to maximize product value and increase its presence in priority fields by establishing strategic marketing functions and consistently working to meet the needs of the medical community and the market from the early stages of research and development through post-launch.

In addition, the Company aims to capture a greater share of the domestic market and gain the No. 1 position in the oncology, renal disease, and bone and joint domains by reinforcing its sales organization.

(3) Overseas Expansion

Overseas development will be a vital task as we work to accelerate our growth going forward. In Europe and the United States, we will work with Roche to rapidly launch and promote the market penetration of MRA, an humanized anti-human IL-6 receptor monoclonal antibody that has reached the final stage of clinical development, and aim to achieve growth in overseas markets by developing and launching other innovative new drugs thereafter.

5. Corporate Governance

Chugai places the issue of thoroughgoing corporate governance among its most crucial management tasks, and it considers the strengthening of decision making and the clarification of responsibility for the sake of continual expansion of corporate value to be particularly important issues.

With the objective of strengthening the function of the Board of Directors and accelerating decision making, we have adjusted the number of members of the board and increased the number of outside and overseas directors. At the same time, we adopted an executive officer system to clarify the responsibilities associated with the execution of operations. In addition, Chugai's International Advisory Council (IAC), which comprises specialists in various fields from Japan and other countries, serves to further the Company's goal of responding appropriately to changes in the global business environment and ensuring a corporate stance conducive to global business growth. In the future, the Company will continue to bolster and enhance efforts to accelerate decision making and clarify accountability.

As of December 2004, Chugai's Board of Directors comprised 11 members, including five outside directors. In addition, the Company retains four corporate auditors, including two outside auditors, and employs auditing staff to reinforce auditing functions.

Executive officers serving under the president play a central role in the execution of business operations and report administrative conditions to the Board of Directors every fiscal quarter. The Management Committee, which is staffed by the president and key executive officers, is entrusted by the Board of Directors to make important decisions regarding the execution of business operations and notifies the Board of all such decisions.

In addition, Chugai's internal control organization—the Internal Auditing Department—works to maintain and improve the soundness of operations by monitoring the execution of operations throughout the Group to assess their efficiency, rationality, and compliance and submitting reports on its findings as well as proposals for improvement to the Management Committee.

As for risk management, the entire Group works together under the guidance of the Risk Management Committee—a sub-organization of the Management Committee—and the General Affairs Department's Risk Management Group to mitigate risks. In addition, the Company has in place a framework for rapidly and appropriately dealing with contingencies, should they arise.

Furthermore, we have formulated the Chugai Business Conduct Guidelines (BCG)—a concrete code of conduct—and established the Corporate Social Responsibilities Committee, a sub-organization of the Management Committee, and the Corporate Social Responsibilities Department, a full-time organization, to promote the advancement of these guidelines with the aim of reinforcing initiatives to fulfill our social responsibilities. The Corporate Social Responsibilities Committee and the Corporate Social Responsibilities Department maintain offices staffed by outside specialists where employees may discuss matters related to the observance of BCG. In addition, these organizations work with each department's members of Corporate Ethics Promotion Committee appointed to promote and enhance efforts to fulfill social responsibilities, including those related to corporate ethics, the environment, social contribution, and the protection of personal information and other compliance issues, through such measures as periodic corporate ethics training for all employees.

Chugai undergoes regular financial audits conducted by the accounting firm Ernst & Young ShinNihon and seeks legal counsel related to business management as well as daily operations as necessary.

6. Basic Principles Regarding Relationship with Related Parties

Based on the strategic alliance between Chugai and Roche, on October 1, 2002, Roche obtained 50.1% of Chugai's shares through a wholly owned subsidiary, Roche Pharmholding B.V. (Roche Pharmholding) (head office: the Netherlands).

Under the agreement to the alliance, Chugai has exclusive rights to market Roche's pharmaceuticals in Japan, and has first refusal rights regarding the development and marketing in Japan of all development candidates advanced by the Roche Group.

In cases when Chugai decides that it requires a partner for the overseas development and/or marketing activities, Roche will have the right of first refusal regarding the development and marketing of Chugai's development candidates in markets outside Japan (excluding South Korea). The alliance aims to create a new business model that differs from ordinary acquisitions and mergers.

Although Roche Pharmholding includes Chugai in its consolidated financial statements, Chugai continues to function as an independent, listed company, and, while engaging in business in a manner that is in keeping with Japanese culture and society, it will expand its research, development, manufacturing, and marketing activities both domestically and abroad, with the objective of contributing to healthcare and raising profits.

As of December 2004, three of Chugai's outside directors also served as members of the Roche Group's Executive Committee.


Roche Holding Ltd.
100
100
F. Hoffmann-La Roche Ltd.
Roche Finance Ltd.
100
Roche Pharmholding B.V.
50.6 (Percentage of ownership voting)
CHUGAI PHARMACEUTICAL CO., LTD.

Financial Review and Financial Position

1. Business Overview

(1) Overview of Fiscal Year 2004.12, ended December 31, 2004 (January-December, 2004)

a) Sales Results

During the period under review, operating conditions in the pharmaceuticals industry remained challenging as an industry average 4.2% cut in the National Health Insurance (NHI) drug reimbursement prices was implemented in April 2004 while government policies designed to reduce medical expenses remained in force.

Against this backdrop, Chugai worked to become a vital member of the Roche Group by striving to sharpen its global competitive edge through the establishment of more robust frameworks for new drug development and sales, expedite product development, promote products in domestic and overseas markets, and implement marketing campaigns based on sound ethical and scientific principles that promote appropriate drug use as well as customer confidence.

As a result, net sales for the fiscal year amounted to ¥294,670 million.

With respect to the prescription pharmaceuticals segment of its Pharmaceuticals Business, sales of the mainstay offering Epogin® (epoetin beta), a recombinant human erythropoietin, were strong. In addition, the anti-CD20 monoclonal antibody Rituxan®, an antitumor agent for which Chugai received approval for an expanded indication in September 2003, and the anti-HER 2 monoclonal antibody Hereceptin®, also an antitumor agent, contributed to sales, as they gained wider recognition as standard therapies. As a result, despite the negative impact of the mild influenza season on the performance of the anti-influenza drug Tamiflu®, total prescription pharmaceutical sales amounted to ¥278,484 million.

Regarding nonprescription products, sales for the segment totaled ¥11,028 million due to the transfer of Chugai's nonprescription products business to Lion Corporation.

As a result, overall net sales for the Pharmaceuticals Business amounted to ¥289,513 million.

In Chugai's Other Business, which consists primarily of the home-use insecticide Varsan®, sales came to ¥5,156 million.

Overseas sales, including exports, totaled ¥18,479 million, representing 6.3% of the Company's net sales.

b) Financial Results

In terms of income, although initiatives to bolster promotional activities and the accelerated implementation of information security measures led to operating costs that slightly exceeded expectations, selling, general and administrative expenses were on track due to the deferral of a portion of R&D expenses to the following fiscal year; however, as a result of sales coming in lower than forecast, operating income amounted to ¥51,497 million and recurring income was held to ¥51,990 million. This, and the transfer of the Company's nonprescription products business led to net income of ¥34,117 million
Principal non-consolidated and consolidated performance figures and the ratios between those figures are as follows.

(Billions of Yen)

	Non-Consolidated (A)	Consolidated (B)	B/A
Net Sales	285.1	294.6	1.03
Operating Income	46.7	51.4	1.10
Recurring Profit	47.5	51.9	1.09
Net Income	32.7	34.1	1.04

The Company plans year-end dividends of ¥9 per share.

c) **R&D Activities**

Chugai Pharmaceutical Co., Ltd. is proactively developing its prescription pharmaceutical-focused R&D activities in Japan as well as overseas.

Specifically, the Company is working to develop innovative products with global applications, focusing on the oncology, renal disease, and bone and joint domains. In Japan, Chugai's research bases in Fuji Gotemba and Kamakura are collaborating to develop new pharmaceuticals and its research facilities in Ukima are conducting industrialization research. Overseas, Chugai Pharma USA, LLC., and Chugai Pharma Europe Ltd., are engaged in clinical development activities in the United States and Europe, respectively.

With regard to the Company's pharmaceutical-focused R&D activities during the period under review, Chugai concentrated on maximizing R&D synergies through its strategic alliance with Roche. In April 2004, Chugai signed an agreement with Roche for collaboration in non-small molecule research as part of efforts to create new values by widely sharing fundamental drug discovery technologies at the research level. This is the second such agreement with Roche; the first concerned collaborative research on small molecules.

Meanwhile, in line with the reorganization of R&D functions, Chugai plans to consolidate the functions of its Tsukuba Research Laboratories, which specialize in antibody research, with those of its Fuji Gotemba Research Laboratories by March 2005 to bring agents based on antibody research more rapidly to the development stage. The Tsukuba Research Laboratories will be closed upon the conclusion of this consolidation. In addition, Chugai Pharma USA plans to move its operations from San Diego, California to Bedminster, New Jersey, by April 2005 to strengthen collaboration within the Group's network in the United States, Europe, and Japan on the development of products with global applications.

In domestic clinical development activities, Chugai achieved progress in the strategic areas of oncology; bone and joint; renal diseases; and transplant, immunology, and infectious diseases.

In oncology, Chugai commenced Phase III clinical trials on the recombinant human erythropoietin EPOCH (expected indication: cancer chemotherapy associated anemia) in February 2004. Chugai also began Phase I clinical trials on R1273, a HER dimerization inhibitory humanized monoclonal antibody, and R435, a humanized anti-VEGF (Vascular Endothelial Growth Factor) monoclonal antibody, in June 2004 and November 2004, respectively. Both of these compounds were licensed in from Roche in December 2003. In addition, the Company is analyzing the results of Phase II clinical trials on R340, a 5-FU derivative (trade name: Xeloda®), to expand its indications to include colon cancer.

In the bone and joint field, Chugai commenced Phase III double-blind clinical trials on MRA, a humanized anti-human IL-6 receptor monoclonal antibody (prospective trade name: Actemra®) to evaluate its effects on rheumatoid arthritis and on ED-71, an activated vitamin D3 derivative, to evaluate its effects on osteoporosis, in February 2004 and October 2004, respectively. The selective estrogen receptor modulator LY139481-HCL (generic name: raloxifene hydrochloride; indication: postmenopausal osteoporosis; applicant: Eli Lilly Japan K.K.) obtained import approval and was launched in May 2004 under the trade name Evista® Tablets.

In the field of renal disease, Chugai commenced Phase II clinical trials on R744, a continuous erythropoiesis receptor activator, in July 2004.

In the field of transplant, immunology, and infectious diseases, Chugai is analyzing the results of Phase III double-blind clinical trials to evaluate the effects of R964, an anti-viral agent, on chronic hepatitis C when used in combination with the peginterferon Pegasys®.

In the field of other, Phase I trials of Valine (oral), an agent that promotes liver regeneration , have been completed, establishing the safety of this drug.

In July 2004, the anti-influenza drug Tamiflu® Capsule was approved for prophylactic use against influenza in adults, for which Chugai had applied for approval in June 2003. Chugai is currently awaiting approval of the manufacturing (or importing) applications filed for six development projects, including MRA (expected indication: Castleman's disease).

Overseas, Chugai obtained the clinical results of Phase II clinical trials conducted in the United States through Chugai Pharma USA of BO-653, an antioxidant, and GM-611, a gastrointestinal motility recovery agent. Chugai ceased the development of BO-653 as it was unable to obtain the results it had expected for the prevention of restenosis following percutaneous coronary intervention; however, we are currently examining how to proceed with GM-611 as this agent was shown to improve the symptoms of diabetic gastroparesis—its expected indication—in the trials. In addition, Chugai commenced new Phase II clinical trials of GM-611 (expected indication: irritable bowel syndrome) in August 2004. The Company is also analyzing the results of Phase II clinical trials for CAL (expected indication: bone metastases), a humanized anti-PTHrP monoclonal antibody. Although Phase I clinical trials on AHM (expected indication: multiple myeloma), a humanized anti-HM1.24 monoclonal antibody, conducted through our European subsidiary Chugai Pharma Europe did not indicate any safety issues with this agent, we have ceased development of this drug as trial results did not demonstrate the clinical effects that we had initially expected under the dosage and administration conditions implemented in the trials.

Phase III multinational clinical trials, exclusive of Japan, for MRA (expected indication: rheumatoid arthritis), which is being co-developed with Roche, began in January 2005.

During the period under review, R&D costs amounted to ¥48,165 million.

2. *Outlook for the current fiscal year*

(1) Assumptions upon which the outlook is based

The Company's outlook for the current fiscal year assumes currency exchange rates of ¥105 to the U.S. dollar, ¥130 to the euro, ¥200 to the U.K. pound, and ¥87 to the Swiss franc. Estimations of Tamiflu® sales, which are greatly influenced by fluctuations in the spread of influenza viruses, have been made in anticipation of a relatively small scale influenza outbreak (based on the average number of incidences during the past decade) for the 2004/2005 seasons and a medium scale influenza outbreak for the 2005/2006 seasons, respectively.

(2) Earnings outlook

Operating conditions in the domestic pharmaceutical market are expected to remain challenging in the upcoming fiscal year. Against this backdrop, we will work to reap maximum benefits from our efforts toward "Integration"—the first stage in the creation of a new Chugai, which focused on rapidly realizing the benefits of the merger with Roche and building a framework for collaboration with Roche. At the same time, we will strive to bring about "Transformation"—the second stage in the creation of a new Chugai, taking the first step toward establishing a leading presence in Japan as we enter the first fiscal year of *Sunrise 2010*, our new Medium-Term Management Plan, which sets objectives to be achieved by 2010.

Chugai projects consolidated net sales of ¥293.5 billion for fiscal 2005 as it anticipates robust sales of Epogin® and Rituxan® as well as increasing market penetration for Pegasys® and Evista®—products that will enter the second year since their launch.

On the profit side, although the portion of sales accounted for by Chugai in-house products is expected to continue to decline, the cost of sales ratio is projected to improve due to the expiration of certain royalty payment requirements related to Epogin®. In addition, we expect the SG&A ratio to improve as a result of the cost structure reforms that we have been implementing on a Companywide basis since the merger with Roche. Thus, we forecast consolidated operating income of ¥61.3 billion, consolidated recurring profit of ¥62.3 billion, and consolidated net income of ¥39.2 billion for fiscal 2005. These projections do not include prospective extraordinary profit associated with the return of substitutional employees' pension to the government (prior services), an application for which is under review.

We intend to raise annual dividends to ¥20 per share, compared with dividends of ¥18 per share in fiscal 2004.

Note: The above earnings outlook is based on information available at the time of its preparation and constitutes predictions considered reasonable by the Company. As such, this outlook contains potential risks and uncertainties and actual results may differ from the forecast stated herein.

2. Financial Position

(1) Overview of Fiscal 2004, ended December 31, 2004

Total assets at the end of the period under review totaled ¥411,449 million, reflecting a ¥6,251 million increase from the previous year-end, while total liabilities amounted to ¥89,139 million, reflecting a ¥18,436 million decrease. Working capital (current assets less current liabilities) came to ¥211,580 million, and the current ratio was at 434.0%, reflecting the Company's sound financial position.

Shareholders' equity totaled ¥320,846 million, up ¥24,129 million from the previous year-end, and the equity ratio was 78.0%, compared with 73.2% at the previous year-end.

(2) Cash Flows

Net cash provided by operating activities amounted to ¥51,494 million.

Net cash used in investing activities totaled ¥15,211 million, owing to expenditures for the acquisition of marketable securities that outweighed gains on the sale of marketable securities.

Net cash used in financing activities came to ¥13,718 million, due to such factors as an increase in dividend payments.

Thus, cash and cash equivalents at the end of the period under review amounted to ¥57,380 million, up ¥21,154 million.

(3) Financial Indices

	FY2001.3 ended March 31, 2001	FY2002.3 ended March 31, 2002	FY2003.3 ended March 31, 2003	FY2003.12 ended December 31, 2003	FY2004.12 ended December 31, 2004
Equity ratio (%)	55.9	57.5	65.2	73.2	78.0
Market value equity ratio (%)	140.9	105.1	155.2	207.8	226.3
Redemption of debt (years)	2.4	1.4	0.4	0.5	0.1
Interest coverage ratio	28.3	53.0	78.7	79.4	169.3

Equity ratio: equity/total assets

Market value equity ratio: total market capitalization/total assets

Redemption of debt: interest-bearing debt/operating cash flow (prior to interest and income tax deductions)

Interest coverage ratio: operating cash flow (prior to interest and income tax deductions)/interest payment

* All of the figures in the aforementioned indices were calculated on a consolidated basis.
* Total market capitalization was calculated by multiplying the closing stock price at the end of the term by the total number of outstanding shares at the end of the term (excluding treasury shares).
* Cash flows from operating activities (prior to interest and income tax deductions) in the consolidated statements of cash flows were treated as an operating cash flow (prior to payment of interest and income tax deductions) in the calculations above.
* Interest-bearing debt refers to all debt posted in the consolidated balance sheets upon which interest is paid.
* The amount from the paid interest column in the consolidated statements of cash flows was treated as interest payment in the calculations above.
* Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in FY2003.12, the redemption of debt has been calculated using the following formula: interest-bearing debt / (operating cash flow (before interest and income taxes) x12/9).

Summary of Orders, Production, and Sales

1. Mainstay Products by Product Applications

Business Segments	Product Application	Mainstay products
Pharmaceutical	Central Nervous System	Rohypnol, Amoban, Laughing gas, Alpen (cold remedy)
	Cardiovascular, Respiratory	Sigmart, Rythmodan, Bezalip, Preran, Lanirapid, Digosin
	Gastrointestinal	Kytril, Ulcerlmin, New Chugai Ichoyaku, Chugai Geridome (paregoric)
	Hormone, Vitamin, Tonic	Alfarol, Oxarol, Rocaltrol, Tigason, Blutal, Rojelly Gold, Guronsan G
	Hematologic Agents	Epogin, Neutrogin
	Metabolic	Suvenyl, Euglucon, Renagel, Evista, Cellcept, New Guromont, Guronsan Strong Oral Liquid, Guronsan Oral Liquid
	Anticancer, Chemotherapeutic	Rituxan, Furtulon, Herceptin, Tamiflu, Xeloda, Picibanil
	Antibiotic	Rocephin, Cefotax
	Other	Pegasys, Benambax, Zenol (anti-inflammatory analgesic), Pair Acne Cream
Other	Pest Control	Varsan (insecticidal fumigators) Varsan (aerosol propellant)

2. Production

(1)Production volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)	Change (Compared to FY 2003.12)
Pharmaceutical	Central Nervous System	9,418	——
	Cardiovascular, Respiratory	26,818	——
	Gastrointestinal	16,435	——
	Hormone, Vitamin, Tonic	36,098	——
	Hematologic Agents	89,218	——
	Metabolic	18,845	——
	Anticancer, Chemotherapeutic	61,803	——
	Antibiotic	5,480	——
	Other	7,768	——
	(Subtotal)	(271,886)	(——)
Other	Pest Control	1,891	——
	(Subtotal)	(1,891)	(——)
	Total	273,777	——

Note: 1. Amounts are computed based on expected sales price net of consumption taxes.

2. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, "Change (Compared to FY 2003.12)" isn't presented.

(2)Purchase volume by product application

(Millions of Yen)

Business Segments	Product Application	FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)	Change (Compared to FY 2003.12)
Pharmaceutical	Central Nervous System	3,356	—
	Cardiovascular, Respiratory	5,837	—
	Gastrointestinal	280	—
	Hormone, Vitamin, Tonic	833	—
	Metabolic	9,213	—
	Anticancer, Chemotherapeutic	10,988	—
	Other	625	—
	(Subtotal)	(31,135)	(—)
Other	Other	376	—
	(Subtotal)	(376)	(—)
	Total	31,512	—

Note: 1. Amounts are reported based on purchase price net of consumption taxes.

2. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, "Change (Compared to FY2003.12)" isn't presented.

3. Orders

All of the Chugai Group's production are based on sales forecast, not on orders.

4. Sales by Product Application

(Millions of Yen)

Business Segments	Product Application	FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)	Change (Compared to FY 2003.12)
Pharmaceutical	Central Nervous System	13,715	—
	Cardiovascular, Respiratory	33,189	—
	Gastrointestinal	16,176	—
	Hormone, Vitamin, Tonic	31,234	—
	Hematologic Agents	96,765	—
	Metabolic	32,808	—
	Anticancer, Chemotherapeutic	50,429	—
	Antibiotic	5,740	—
	Other	9,454	—
	(Subtotal)	(289,513)	(—)
Other	Pest Control	5,156	—
	(Subtotal)	(5,156)	(—)
	Total	294,670	—

Note: 1. Amounts are reported net of consumption taxes.

2. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, "Change (Compared to FY2003.12)" isn't presented.

Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of December 31, 2003			As of December 31, 2004			Change
Assets			%			%	
I Current assets:							
Cash and deposits		36,226			57,380		
Trade notes and accounts receivables		113,861			104,685		
Marketable securities		30,694			39,937		
Inventories		53,156			57,916		
Deferred tax assets		9,502			9,992		
Other		12,711			5,680		
Reserve for doubtful accounts		(648)			(656)		
Total current assets		255,504	63.1		274,937	66.8	19,433
II Fixed assets:							
1.Tangible fixed assets:							
Buildings and structures	102,309			104,096			
Accumulated depreciation	53,988	48,320		55,956	48,139		
Machinery and vehicles	64,485			60,341			
Accumulated depreciation	45,213	19,272		45,672	14,669		
Furniture and fixtures	34,003			33,832			
Accumulated depreciation	27,234	6,769		27,309	6,522		
Land		10,938			10,703		
Construction in progress		6,669			10,016		
Total tangible fixed assets		91,969			90,051		
2.Intangible fixed assets:		3,373			2,791		
3.Investments and other assets:							
Investment securities (*1)		17,101			13,263		
Long-term loans		192			152		
Deferred tax assets		20,809			17,038		
Other		16,549			13,554		
Reserve for doubtful accounts		(303)			(340)		
Total investments and other assets		54,349			43,669		
Total fixed assets		149,693	36.9		136,512	33.2	(13,181)
Total assets		405,197	100.0		411,449	100.0	6,251

(Millions of Yen)

Accounts	As of December 31, 2003			As of December 31, 2004			Change
Liabilities			%			%	
I Current liabilities:							
Trade notes and accounts payable		20,709			19,164		
Short-term debt		11			1,000		
Other payables		10,497			6,960		
Accrued income taxes		244			8,132		
Deferred tax liabilities		3			3		
Accrued consumption taxes		284			2,448		
Accrued expenses		14,013			16,256		
Reserve for bonuses to employees		4,226			3,845		
Reserve for sales returns		498			67		
Reserve for sales rebates		2,043			1,606		
Other		3,771			3,870		
Total current liabilities		56,304	13.9		63,356	15.4	7,052
II Fixed liabilities							
Bonds with warrant		6,312			3,306		
Convertible bonds		3,438			1,861		
Long-term debt		1,000			—		
Deferred tax liabilities		18			3		
Reserve for employees' retirement benefits		39,558			20,189		
Reserve for officers' retirement benefits		511			393		
Other		434			30		
Total fixed liabilities		51,272	12.7		25,783	6.3	(25,488)
Total liabilities		107,576	26.6		89,139	21.7	(18,436)
Minority interests							
Minority interests		903	0.2		1,462	0.3	559
Shareholders' equity							
I Common stock (*3)		68,237	16.8		70,531	17.1	2,294
II Additional paid-in capital		88,099	21.7		90,387	22.0	2,288
III Retained earnings		144,062	35.6		164,854	40.1	20,792
IV Net unrealized gain on securities		2,340	0.6		2,405	0.6	64
V Foreign currency translation adjustments		(85)	(0.0)		283	0.1	369
VI Treasury stock, at cost (*4)		(5,936)	(1.5)		(7,616)	(1.9)	(1,680)
Total shareholders' equity		296,717	73.2		320,846	78.0	24,129
Total liabilities, minority interests and shareholders' equity		405,197	100.0		411,449	100.0	6,251

Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2003.12 (Apr. 1, 2003 – Dec. 31, 2003)			FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)			Change
			%			%	
I Net sales		232,748	100.0		294,670	100.0	—
II Cost of sales: (*2)		83,830	36.0		111,538	37.9	—
Gross profit		148,917	64.0		183,131	62.1	—
Reserve for sales returns		(288)	(0.1)		(431)	(0.1)	—
Net gross profit		149,206	64.1		183,563	62.3	—
III Selling, general and administrative expenses (*1, *2)		106,487	45.7		132,065	44.8	—
Operating income		42,719	18.4		51,497	17.5	—
IV Non-operating income:							
Interest income	321			425			
Dividend income	101			89			
Life insurance dividends received	24			446			
Patent royalties	736			1,155			
Gain on foreign exchange	—			399			
Redemption of R&D expenses	698			—			
Gain on derivatives	521			—			
Other	900	3,305	1.4	2,014	4,529	1.5	—
V Non-operating expenses:							
Interest expense	210			326			
Loss on disposal of fixed assets	397			449			
Reserve for doubtful accounts	7			63			
Loss on inventories	130			1,160			
Loss on foreign exchange	821			—			
Loss on derivatives	—			609			
Other	510	2,077	0.9	1,426	4,036	1.4	—
Recurring profit		43,947	18.9		51,990	17.6	—
VI Extraordinary gain:							
Gain on sales of investment securities	1,312			—			
Fee of licensing agreement (*3)	3,294			—			
Profit from sales of fixed assets (*4)	3,466			—			
Gain on the transfer of nonprescription products business (*5)	—			9,337			
Gain on the transfer to a defined contribution pension plan (*6)	—	8,073	3.5	2,495	11,833	4.0	—
VII Extraordinary loss:							
Office closing costs (*7)	2,777			2,093			
Additional payment for special retirement (*8)	—	2,777	1.2	4,242	6,335	2.2	—
Income before income taxes and minority interests		49,243	21.2		57,488	19.5	—
Income taxes:							
Current	16,533			18,823			
Deferred	3,263	19,796	8.5	3,515	22,339	7.6	—
Minority interests		1,000	0.5		1,031	0.4	—
Net Income		28,445	12.2		34,117	11.6	—

Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, "Change (Compared to FY2003.12)" isn't presented.

Consolidated Statements of Retained Earnings

(Millions of Yen)

Accounts	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)		FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	
(Additional paid-in capital)				
I Additional paid-in capital at beginning of year		88,077		88,099
Additional paid-in capital at beginning of year				
II Increase in Additional paid-in capital				
Conversion of convertible bonds	21		786	
Issue of shares due to exercise of warrant	—		1,501	
Gain on disposal of treasury stock	0	21	0	2,288
III Additional paid-in capital at ending balance		88,099		90,387
(Retained earnings)				
I Retained earnings at beginning of year		120,114		144,062
II Increase in retained earnings				
Net income	28,445	28,445	34,117	34,117
III Decrease in retained earnings				
Dividends paid	4,404		12,021	
Bonuses to directors	93		90	
Decrease in retained earnings due to decrease in shareholdings in consolidated subsidiaries	—	4,497	1,212	13,324
III Retained earnings at end of year		144,062		164,854

Consolidated Statements of Cash Flows

(Millions of Yen)

Accounts	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan. 1, 2004- Dec. 31, 2004)
I Cash flows from operating activities		
Income before income taxes and minority interests	49,243	57,488
Depreciation and amortization	10,513	14,383
Decrease in reserve for employees' retirement benefits	(2,749)	(19,369)
Interest and dividend income	(422)	(514)
Interest expense	210	326
Loss on disposal of fixed assets	397	449
Profit from sales of fixed assets	(3,466)	(123)
Loss on sales and revaluation of investment securities	(1,275)	(66)
Decrease (increase) in notes and accounts receivable	(16,175)	8,781
Increase in inventories	(12,364)	(4,665)
(Decrease) increase in notes and accounts payable	3,653	(1,245)
Increase (decrease) in accrued consumption taxes	(1,429)	2,227
Other	(9,491)	(1,063)
Subtotal	16,643	56,608
Interest and dividends received	422	514
Interest paid	(215)	(337)
Income taxes paid	(53,646)	(10,947)
Income taxes refunded	—	5,656
Net cash (used in) provided by operating activities	(36,795)	51,494
II Cash flows from investing activities		
Purchases of marketable securities	(40,896)	(84,001)
Proceeds from sales of marketable securities	62,396	85,897
Purchases of investment securities	(1,802)	(8,093)
Proceeds from sales of investment securities	3,893	1,247
Purchases of fixed assets	(15,973)	(11,746)
Proceeds from sales of fixed assets	7,242	1,427
Net decrease (increase) in short-term loans	(4)	5
Net decrease in long-term loans	6	52
Additional acquisition of shares of consolidated subsidiaries	(448)	—
Net cash (used in) provided by investing activities	14,413	(15,211)
III Cash flows from financing activities		
Net decrease in long-term debt	(1,302)	(11)
Redemption of bonds	(0)	(0)
Net increase in treasury stock	(5,867)	(1,680)
Cash dividends paid to shareholders of parent company	(4,404)	(12,021)
Cash dividends paid to minority shareholders	(7)	(5)
Net cash used in financing activities	(11,582)	(13,718)
IV Effect of exchange rate changes on cash and cash equivalents	(332)	170
V Net increase (decrease) in cash and cash equivalents	(34,296)	22,736
VI Cash and cash equivalents at beginning of year	70,593	36,226
VII Cash decrease resulting from exclusion of subsidiaries from consolidation	(70)	(1,581)
VIII Cash and cash equivalents at end of year	36,226	57,380

Basis of Preparing Consolidated Financial Statements

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)
1. Scope of Consolidation (1) Number of consolidated subsidiaries: 16 companies Major subsidiaries: Domestic: Eiko Kasei Co., Ltd. Overseas: Chugai Pharma Marketing Ltd. Hiroshima Chugai Pharmaceutical Co., Ltd. has been excluded from the scope of consolidation, because its materiality fell down due to its liquidation.	1. Scope of Consolidation (1) Number of consolidated subsidiaries: 15 companies Major subsidiaries: Overseas: Chugai Pharma Marketing Ltd. Chugai Clinical Research Center Co., Ltd. has been included from the scope of consolidation due to its establishment in 2004. Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation of the Balance Sheet as of Dec 31, 2004 because they had little value in their materiality. Their profit and loss statement during 2004 is consolidated in the Consolidated Statement of Income.
(2) Non-consolidated subsidiaries: Hiroshima Chugai Pharmaceutical Co., Ltd. has been excluded from the scope of consolidation because its materiality fell down due to its liquidation.	(2) Non-consolidated subsidiaries: Eiko Kasei Co., Ltd., transferred nonprescription products business and Shanghai Chugai Pharma Co., Ltd. have been excluded from the scope of consolidation, because they had little value in their materiality.
2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: None (2) Companies to which the equity method has not been applied: Subsidiary: Hiroshima Chugai Pharmaceutical Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company were immaterial.	2. Application of Equity Method (1) Number of non-consolidated subsidiaries and affiliates accounted for by the equity method: Same as in the left (2) Companies to which the equity method has not been applied: Subsidiaries: Eiko Kasei Co., Ltd. and Shanghai Chugai Pharma Co., Ltd. Affiliate: C&C Research Laboratories Investments in these companies have been carried at cost and the effect of their net income and retained earnings on the consolidated financial results of the Company had little value in their materiality.
3. Treatment for the Difference in Fiscal Period Closing date of all subsidiaries is in agreement with its Company. (Additional Information) Subsidiaries in domestic have changed closing date as December 31, because the Company has changed.	3. Treatment for the Difference in Fiscal Period Closing date of all subsidiaries is in agreement with its Company.
4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Held-to-maturity securities: Held-to-maturity securities are stated by the amortized cost method Other securities: - Securities with market value are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	4. Significant Accounting Policies (1) Basis and method for valuation of significant assets a. Financial assets Same as in the left.
b. Basis of valuation of derivatives: Derivatives are revaluated by the market value method.	b. Basis of valuation of derivatives: Same as in the left.
c. Inventories - Inventories other than work in process are stated at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	c. Inventories Same as in the left.
(2) Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	(2) Method of depreciation Same as in the left.

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)
(3) Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at uncollectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments. b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year. c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date. d. Reserve for sales rebates The reserve for sales rebates is computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.	(3) Accounting for important reserves a. Reserve for doubtful accounts Same as in the left. b. Reserve for bonuses to employees Same as in the left. c. Reserve for sales returns Same as in the left. d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year (Additional information) Although the Company had computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for this fiscal year, based on sales amount, due to the revision of the sales rebate calculation rule in this fiscal period.

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)
e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, and is based on the Company's estimate of its liability for retirement benefits and pension assets as of the balance sheet date. This reserve also includes the amount which would be required to be paid if all eligible employees of domestic subsidiaries voluntarily terminated their employment as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. The reserve for employees' retirement benefits of the foreign subsidiaries is calculated in conformity with accounting standards of their countries of domicile. (Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,542 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,503 million. Implementation of Defined Contribution Pension Plan The Company made the transition from tax-qualified pension plan to defined contribution pension plan and prepaid retirement allowance plan in October, 2004, in accordance with the enforcement of the Defined Contribution Pension Law. Consequently, ¥2,495 million of Reserve for employees' retirement benefits was decreased, and the same amount was recorded as extraordinary gain due to this change.
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left.
(4) Foreign currency translation The revenue and expense accounts of the foreign consolidated subsidiaries are translated into yen at the rates of exchange in effect at the balance sheet date, and, except for the components of shareholders' equity, the balance sheet accounts are also translated at the rates of exchange in effect at the balance sheet date. The components of shareholders' equity are translated at their historical rates. Translation differences are presented as translation adjustments in shareholders' equity of the accompanying consolidated financial statements.	(4) Foreign currency translation Same as in the left.
(5) Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	(5) Accounting for lease transactions Same as in the left.
(6) Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption tax	(6) Others Same as in the left.

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan 1, 2004 - Dec. 31, 2004)
5. Basis of evaluation of consolidated subsidiaries Inter-company investments and the net equity of companies acquired are eliminated in accordance with the partial fair value method. This means that a portion of the assets and liabilities of the subsidiary that is allocable to the parent is re-measured at fair value as of the date of the investment, and the remaining portion of the assets and liabilities to be allocated to the minority interest(s) is carried at book value.	5. Basis of evaluation of consolidated subsidiaries Same as in the left.
6. Excess of costs over net assets of acquired subsidiaries The excess of costs over the net assets of acquired subsidiaries is amortized over 20 years using the straight-line method or amortized fully when acquired if the amount is immaterial.	6. Excess of costs over net assets of acquired subsidiaries Same as in the left.
7. Appropriations of retained earnings The accompanying consolidated statements of retained earnings for fiscal year period have been prepared based on the appropriations approved by shareholders through the end of the fiscal year.	7. Appropriations of retained earnings Same as in the left.
8. Scope of cash equivalents in consolidated statements of cash flows All highly liquid investments with maturities of three months or less when purchased and which are readily convertible into cash and are exposed to insignificant risk of changes in value, are considered cash equivalents.	8. Scope of cash equivalents in consolidated statements of cash flows Same as in the left.

Notes

1. Notes to the Consolidated Balance Sheets

FY 2003.12 (As of December 31, 2003)	FY 2004.12 (As of December 31, 2004)
(1) Investment securities of non-consolidated subsidiaries and affiliates: Investment securities (Stock) ¥59 million	(1) Investment securities of non-consolidated subsidiaries and affiliates: Investment securities (Stock) ¥298 million
(2) Contingent liabilities Guarantees of loans of employees ¥1,276 million	(2) Contingent liabilities (Millions of Yen) Guarantees of loans of employees ¥977 million
(3) Number of outstanding shares of the Company as of December 31, 2003 was common stock 550,691,219 shares.	(3) Number of outstanding shares of the Company as of December 31, 2004 was common stock 555,004,964 shares.
(4) Number of treasury stock of consolidated company was common stock 4,376,622 shares.	(4) Number of treasury stock of consolidated company was common stock 5,400,239 shares.
(5) ———	(5) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used ——— Commitments unused 30,000

2. Notes to the Consolidated Income of Statements

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,249 Reserve for doubtful accounts 178 Reserve for bonuses to employees 2,611 Retirement benefit expenses 2,921 Reserve for officers' retirement benefits 62 Payroll expenses 19,892 Selling expenses 11,039 R&D expenses 43,524	(1) Significant components of SG&A expenses (Millions of Yen) Depreciation 1,499 Reserve for doubtful accounts 10 Reserve for bonuses to employees 2,428 Retirement benefit expenses 3,300 Reserve for officers' retirement benefits 81 Payroll expenses 27,378 Selling expenses 15,263 R&D expenses 48,165
(2) R&D expenses including general & administration expenses and manufacturing cost: ¥43,524 million	(2) R&D expenses including general & administration expenses and manufacturing cost: ¥48,165 million
(3) Fee of licensing agreement Milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA.	(3) ———
(4) Profit from sales of fixed assets It is based on the sales of building and land, etc from Takada Research Laboratory	(4) ———
(5) ———	(5) Gain on the transfer of nonprescription products business This is due to transfer of nonprescription products business to Lion Corporation, and transfer of insecticide manufacturing business of the Company's wholly-owned subsidiary Eiko Kasei Co., Ltd. to Lion Packaging Co., Ltd., a wholly-owned subsidiary of Lion Corporation.
(6) ———	(6) Gain on the transfer to a defined contribution pension plan This is due to transition to a defined contribution pension plan and a prepaid retirement allowance plan, because tax-qualified pension plan was closed in October, 2004.
(7) Office closing costs This is mainly environmental protection and retirement of equipment, etc.	(7) Office closing costs Same as in the left.
(8) ———	(8) Additional payment for special retirement This is due to special treatment of early retirement.

3. Notes to the Consolidated Statements of Cash Flows

FY 2003.12
(Apr. 1, 2003 - Dec. 31, 2003)

(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	(Millions of Yen)
Cash and deposits	36,226
Cash and Cash Equivalents	36,226

(2) The significant components of non-cash transactions
Convertible bonds and warrants

	(Millions of Yen)
Decreased convertible bonds due to conversion	43

FY 2004.12
(Jan. 1, 2004 - Dec. 31, 2004)

(1) Reconciliation between cash and cash equivalents in the consolidated statements of cash flows and cash and deposits in the consolidated balance sheets

	(Millions of Yen)
Cash and deposits	57,380
Cash and Cash Equivalents	57,380

(2) The significant components of non-cash transactions
Convertible bonds and warrants

	(Millions of Yen)
Decreased convertible bonds due to conversion	1,576
Decreased bonds and warrant right due to exercise	3,005

4. Lease Transactions

FY 2003.12
(Apr. 1, 2003 - Dec. 31, 2003)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	62	29	32
Furniture and fixtures	2,020	1,203	817
Total	2,082	1,232	850

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	369
Due over one year	481
Total	850

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	319
Depreciation	319

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

FY 2004.12
(Jan. 1, 2004 - Dec. 31, 2004)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance.

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	69	12	57
Furniture and fixtures	2,375	1,017	1,357
Total	2,445	1,030	1,414

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

	(Millions of Yen)
Due within one year	568
Due over one year	846
Total	1,414

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

	(Millions of Yen)
Lease payment	557
Depreciation	557

(4) Depreciation of leased assets

Same as in the left.

5. Fair Value of Marketable Securities and Investment Securities

As of December 31, 2003:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	4,366	8,264	3,898
Bonds	6,798	6,803	4
Total	11,165	15,068	3,902

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	114	94	(19)
Bonds	31,999	31,991	(8)
Total	32,113	32,085	(28)
Total (a+b)	43,279	47,153	3,874

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
5,304	1,312	26

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	—
b. Other securities:	
Unlisted stocks, etc	582

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Corporate bonds	18,695	8,099
Others	11,999	—
Total	30,694	8,099

As of December 31, 2004:

(1) Trading securities

The Company and its consolidated subsidiaries had no trading securities.

(2) Held-to-maturity securities at market value

The Company and its consolidated subsidiaries had no held-to-maturity securities at market value.

(3) Other securities with market value

(a) Securities whose carrying value exceeds their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	3,371	7,404	4,032
Bonds	15,835	15,844	8
Others	989	999	9
Total	20,197	24,247	4,050

(b) Securities whose carrying value does not exceed their acquisition costs (Millions of Yen)

	Acquisition cost	Carrying value	Net unrealized gain (loss)
Stocks	11	2	(8)
Bonds	28,099	28,095	(3)
Total	28,111	28,098	(12)
Total (a+b)	48,308	52,346	4,038

(4) Other securities sold during the fiscal year

(Millions of Yen)

Total of sale	Total of gain on sale	Total of loss on sale
1,250	270	(160)

(5) Securities without market value

(Millions of Yen)

	Carrying value
a. Held-to-maturity securities:	—
b. Other securities:	
Unlisted stocks, etc	555

(6) Scheduled redemption value of other securities with maturity dates and held-to-maturity securities

(Millions of Yen)

	Within one year	Between one and five years
Other securities with maturity dates		
Corporate bonds	22,938	5,001
Others	16,998	—
Total	39,937	5,001

6. Derivative Transactions

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
(1) Items related to the status derivative transactions a. Description of financial derivative transactions The derivative financial instruments that the Company utilizes are both foreign exchange contract transaction and currency swap relating to foreign currency, and interest rate swap transaction relating to interest rate.	(1) Items related to the status derivative transactions a. Description of financial derivative transactions Same in the left.
b. Policy of financial derivative transactions The Company mainly utilizes financial derivative transactions in order to reduce a market risk on business, but does not utilize them for speculative purpose.	b. Policy of financial derivative transactions Same in the left.
c. Purpose of financial derivative transactions The Company utilizes them for following purposes; - in order to hedge against fluctuation risks in foreign currency exchange rate according to money claim and monetary assets and liabilities in foreign currencies. - in order to hedge against fluctuation risks in interest rate according to borrowed money and reduce financial charges	c. Purpose of financial derivative transactions Same in the left.
d. Description of risks associated with derivative transactions The Company is exposed to fluctuation risks in foreign currency exchange rate according to foreign exchange contract transactions, and exposed to fluctuation risks in market interest rate according to interest rate swap agreement. It is believed that the risk of non-fulfillment of contracts would be quite low because the Company enters into transactions only with financial institutions with high credit ratings.	d. Description of risks associated with derivative transactions Same in the left.
e. Risk management of the financial derivatives Bursary executes and controls the foreign exchange contract transactions relating to foreign currency, by getting the approval of the settlement person in charge based on the Company's rule. And bursary also executes interest swap transaction relating to interest rate, by getting the approval of the settlement person in charge.	e. Risk management of the financial derivatives Same in the left.
f. Supplementary note for "Description of market value of the financial derivatives" The contract amount of the financial derivatives on following note is absolutely nominal amount or estimated notional principal. The contract amount is not representative of the size of risk associated with derivative transactions.	f. Supplementary note for "Description of market value of the financial derivatives" Same in the left.

As of December 31, 2003:

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Forward foreign exchange contracts				
Buy:				
Swiss francs	14,007	—	14,561	553
Sell:				
Euro	945	—	921	23
Currency swaps:				
Euro/Yen	1,000	1,000	64	64
Total	—	—	—	640

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(404)	(404)
Receive/fixed and pay/floating	5,000	5,000	415	415
Total	10,000	10,000	10	10

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

As of December 31, 2004:

(2) Description of market value of the financial derivatives

a. Currency-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Forward foreign exchange contracts				
Buy:				
Swiss francs	—	—	—	—
Sell				
Euro	—	—	—	—
Currency swaps:				
Euro/Yen	1,000	—	35	35
Total	1,000	—	35	35

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

b. Interest-related transactions (Millions of Yen)

	Notional amounts (Total)	Notional amounts (Over one year)	Fair value	Unrealized gain (Loss)
Interest rate swaps:				
Receive/floating and pay/fixed	5,000	5,000	(311)	(311)
Receive/fixed and pay/floating	5,000	5,000	318	318
Total	10,000	10,000	7	7

(Notes)

1. Revaluation method of fair value:
   It is based on the prices that financial institutions present.
2. Derivatives applying hedge accounting:
   None

7. Accounting for Retirement Benefits

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)

(1) Overview of retirement benefits

The Company has various defined benefit plans such as a welfare pension fund plan, a tax-qualified pension plan and a lump-sum payment plan. Additional retirement benefits may be paid to retired employees in certain cases.

In April 1994, the Company transferred from the tax-qualified pension plan established in January 1983, to a welfare pension plan. In March 2001, a portion of the lump-sum payment plan was transferred to a tax-qualified pension plan.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(90,915)
Pension assets	50,526
Unfunded retirement benefit obligation	(40,388)
Unrecognized prior service cost	(638)
Unrecognized actuarial loss	1,469
Reserve for employee's retirement benefits	(39,558)

Notes:

1. The government-sponsored portion of welfare pension fund plan is included in the amount.
2. The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*1, *2)	3,074
Interest cost	1,558
Expected return on pension assets	(618)
Amortization of actuarial gain or loss	136
Amortization of prior service cost	(116)
Additional retirement benefits, etc	10
Total retirement benefit expenses	4,044

Notes:

1. Plan participants' contributions to welfare pension funds have been deducted from the amount.
2. Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.0% (At the beginning of the current fiscal year, 2.5% was applied.)
Rate of expected return on plan assets	2.0% (Regarding the life insurance company's portion of plan assets, the rate of return guaranteed at the time of the signing of the contract was 5.5% and this was included in calculating the overall rate of expected return on plan assets.)
Method of attribution of retirement benefits to the period	Straight line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)

FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)

(1) Overview of retirement benefits

The Company has a welfare pension fund plan as a defined benefit plan and a lump-sum payment plan. In October, 2004, the Company transferred from a tax-qualified pension plan to a defined contribution pension plan, because a tax-qualified pension plan was closed. In addition, the Company has set up an employee retirement benefit trust in December, 2004 for the lump-sum payment plan.

The Company has possibility to pay extra retirement benefit, excluding scope of retirement benefit obligation by actuarial calculation in line with accounting for retirement benefits, when an employee retires.

The Company's domestic consolidated subsidiaries participate in the lump-sum payment plan.

(2) Retirement benefit obligation

	(Millions of Yen)
Retirement benefit obligation	(77,828)
Pension assets	64,283
Unfunded retirement benefit obligation	(13,544)
Unrecognized prior service cost	(7,740)
Unrecognized actuarial loss	1,390
Prepaid pension cost	(295)
Reserve for employee's retirement benefits	(20,189)

Notes:

1. The government-sponsored portion of welfare pension fund plan is included in the amount.
2. The company's domestic consolidated subsidiaries adopt the simplified method on calculating retirement benefit obligation.

(3) Retirement benefits expenses

	(Millions of Yen)
Service cost (*1, *2)	3,887
Interest cost	1,741
Expected return on pension assets	(1,018)
Amortization of actuarial gain or loss	344
Amortization of prior service cost	(524)
Others (*3)	149
Total retirement benefit expenses	4,579

Notes:

1. Plan participants' contributions to welfare pension funds have been deducted from the amount.
2. Retirement benefits expenses of consolidated subsidiaries adopted the simplified method is included to this amount.
3. This is a payment of contribution to a defined contribution pension plan.
4. Additional retirement benefits aren't listed in the above.

(4) Assumptions and policies adopted in calculation of retirement benefits obligation

Discount rate	2.0%
Rate of expected return on plan assets	2.0%
Method of attribution of retirement benefits to the period	Straight line method for the years of services
Period of amortizing prior service cost	10 years (Prior service cost is being amortized by the declining balance method over a period of average remaining services years of employees at the time of occurrence.)
Period of amortizing actuarial gain and loss	10 years (Actuarial gain and loss are amortized by the declining method over the period of average remaining services years of employees at the time of occurrence from the following year of occurrence.)

8. Tax-Effect Accounting

FY 2003.12 (As of December 31, 2003)		FY 2004.12 (As of December 31, 2004)	
(1) Principal deferred tax assets and tax liabilities	(Millions of Yen)	(1) Principal deferred tax assets and tax liabilities	(Millions of Yen)
Deferred tax assets:		Deferred tax assets:	
Reserve for retirement benefits in excess of limit	14,583	Reserve for retirement benefits in excess of limit	11,676
Amortization of deferred charges in excess of limit for tax purposes	5,569	Amortization of deferred charges in excess of limit for tax purposes	4,008
Prepaid expenses for tax purposes	2,182	Prepaid expenses for tax purposes	2,531
Reserve for bonuses to employees in excess of limit	1,748	Unrecognized reserve for bonuses to employees	1,552
Prepaid research equipment and others for tax purposes	1,152	Prepaid research equipment and others for tax purposes	1,488
Depreciation of fixed assets in excess of limit	1,017	Depreciation of fixed assets in excess of limit	1,404
Unrecognized reserve for sales rebates	848	Unrecognized outstanding enterprise tax	754
Unrecognized losses on securities	662	Unrecognized losses on securities	675
Elimination of unrealized profit on inventories	587	Unrecognized reserve for sales rebates	648
Unrecognized reserve for bonuses to directors and corporate auditors	202	Elimination of unrealized profit on inventories	630
Unrecognized outstanding enterprise tax	1	Unrecognized reserve for bonuses to directors and corporate auditors	159
Other	4,523	Other	3,927
Total deferred tax assets	33,078	Total deferred tax assets	29,455
Offsetting of deferred tax liabilities	(2,766)	Offsetting of deferred tax liabilities	(2,424)
Deferred tax assets, net	30,311	Deferred tax assets, net	27,031
Deferred tax liabiities:		Deferred tax liabiities:	
Unrealized gain on securities	1,536	Unrealized gain on securities	1,633
Reserve for deferred capital gain	854	Reserve for deferred capital gain	794
Unrecognized payment receivable of business tax	321	Other	3
Other	76	Total deferred tax liabilities	2,430
Total deferred tax liabilities	2,788	Offsetting of deferred assets	(2,424)
Offsetting of deferred assets	(2,766)	Deferred tax liabilities, net	6
Deferred tax liabilities, net	21		
(2) Significant components of difference between statutory tax rate and effective tax rate The disclosure of the significant components has been omitted, because the deviation between statutory tax rate and effective tax rate was less than 5% of statutory tax rate.		(2) Significant components of difference between statutory tax rate and effective tax rate Same as in the left.	

9. Segment Information

(1) Business Segments

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003) and
For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

The business segments of the Company and its consolidated subsidiaries are classified as pharmaceutical and other based on the types and characteristics of products and manufacturing methods. As net sales, operating income and total assets of non-pharmaceutical segment constituted less than 10% of the consolidated totals, the disclosure of business segment information has been omitted.

(2) Geographical Segments

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003) and
For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

As net sales and total assets of the foreign consolidated subsidiaries constituted less than 10% of consolidated totals, the disclosure of geographical segment information has been omitted.

(3) Overseas Sales

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003) and
For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

The disclosure of overseas sales has been omitted due to less than 10% of the consolidated total.

10. Transaction with the Related Parties

For the year ended December 31, 2003 (April 1, 2003 - December 31, 2003)

(1) Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Holland Woerden	Euro 467,847,857	Holding Company	Directly owned 50.5%	—	Equity participation and Partnership	Acceptance of bonds with warrant right	—	Bond	6,312
								Payment of bond interest	42	Accrued expense	14

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Subsidiaries of parent company	F. Hoffmann-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and Sales of drugs	—	Director 1 persons	Material purchase	Material purchase	35,522	Account payable	10,826

(*): Millions of Yen

Note: "Amount of transaction" and "Ending balance" are reported net of consumption taxes.

Guideline of determination for Business conditions

- Business transaction is determined as same as general transaction in consideration with market value.

- Funds transaction is reasonably determined interest rate in consideration with market interest rate.

For the year ended December 31, 2004 (January 1, 2004 - December 31, 2004)

(1) Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Parent company	Roche Pharmholding B.V.	Holland Woerden	Euro 467,847,857	Holding Company	Directly owned 50.6%	—	Equity participation and Partnership	Acceptance of bonds with warrant right	—	Bond	3,306
								Payment of bond interest	48	Accrued expense	7

(*): Millions of Yen

(2) Subsidiaries of Parent Company

Attribute	Name of company	Address	Common Stock	Business contents	Rate of ownership of voting	Relationship		Transaction	Amount of transaction (*)	Account	Ending balance (*)
						Interlocking director	Relationship on business				
Subsidiaries of parent company	F. Hoffman-La Roche Ltd.	Switzerland Basel	Swiss franc 150,000,000	Production and Sales of drugs	—	Director 1 person	Material purchase	Material purchase	43,517	Account payable	11,379

(*): Millions of Yen

Note: "Amount of transaction" and "Ending balance" are reported net of consumption taxes.

Guideline of determination for Business conditions

- Business transaction is determined as same as general transaction in consideration with market value.

- Funds transaction is reasonably determined interest rate in consideration with market interest rate.





CHUGAI PHARMACEUTICAL CO., LTD. Creating Value for Life

NON-CONSOLIDATED FINANCIAL STATEMENTS (Non-audited)

(for the fiscal year 2004.12 ended December 31, 2004)

Name of Company:	**Chugai Pharmaceutical Co., Ltd.**	February 10, 2005
Address of the Head Office:	1-9, Kyobashi 2-Chome, Chuo-ku, Tokyo 104-8301, Japan	
Stock Listings:	Tokyo	
Security Code No.:	4519	
(URL http://www.chugai-pharm.co.jp/english		
Representative	Mr. Osamu Nagayama, President and CEO, Chairman of the Board of the Directors	
Contact:	Mr. Yoshio Itaya, General Manager of Finance and Accounting Department	
Phone:	+81-(0) 3-3281-6611	

Date of Board Meeting for Settlement of Accounts: February 10, 2005 Interim Dividends: Applicable
Date of Regular General Meeting of Shareholders: March 23, 2005 Application of unit share system: Applicable
(A unit is 100shares)

1. Non-Consolidated Operating Results for the FY 2004.12 Ended December 31, 2004

(1)Results of operations *Note: Amounts of less than one million yen are omitted.*

	Net Sales	% change	Operating Income	% change	Recurring Profit	% change
FY 2004 ended Dec. 31, 2004	¥285,149 million	—	¥46,707 million	—	¥47,591 million	—
FY 2003 ended Dec. 31, 2003	¥222,138 million	—	¥38,451 million	—	¥40,380 million	—

	Net Income (million)	% change	Net Income per Share (Basic)	Net Income per Share (Fully Diluted)	Net Income/ Shareholders Equity	Recurring Profit/ Total Assets	Recurring Profit / Net Sales
FY 2004 ended Dec. 31, 2004	¥32,778	—	¥59.82	¥58.93	10.8%	12.0%	16.7%
FY 2003 ended Dec. 31, 2003	¥27,232	—	¥49.51	¥48.76	9.7%	9.9%	18.2%

Note 1. Average number of outstanding shares: 546,377,165 shares for the fiscal year ended December 31, 2004 and 548,191,365 shares for the year ended December 31, 2003, respectively.
2. Change in method of accounting: None
3. % change for net sales, operating income, recurring profit and net income is presented in comparison with the previous fiscal year.
4. Due to the Company's change of fiscal year-end and the resultant irregular nine-month fiscal year in 2003, the Company doesn't present % change for net sales, operating income, recurring profit and net income in comparison with the previous fiscal year.

(2)Dividends

	Annual Dividends per Share			Dividends Paid for the Year	Payout Ratio	Dividends on Equity
		Interim	Year-end			
FY 2004 ended Dec. 31, 2004	¥18.00	¥9.00	¥9.00	¥9,865 million	30.1%	3.1%
FY 2003 ended Dec. 31, 2003	¥13.00	¥0.00	¥13.00	¥7,102 million	26.3%	2.4%

(3)Financial conditions

	Total Assets	Shareholders' Equity	Shareholders' Equity/Total Assets	Shareholders' Equity per Share
As of December 31, 2004	¥400,842 million	¥314,604 million	78.5%	¥572.25
As of December 31, 2003	¥395,221 million	¥290,925 million	73.6%	¥532.36

Note: (a) Number of shares outstanding at the end of the fiscal year: 549,604,725 shares as of December 31, 2004 and 546,314,597 shares as of December 31, 2003, respectively.
(b) Numbers of treasury stock: 5,400,239 shares as of December 31, 2004, and 4,376,622 shares as of December 31, 2003, respectively.

2. Forecast for the Year Ending December 31, 2005 (January 1, 2005 - December 31, 2005)

	Net Sales	Recurring Profit	Net Income	Annual Dividends per Share		
				Interim	Year-end	
First half ending June. 30, 2005	¥130,500 million	¥23,200 million	¥15,100 million		—	—
FY 2005 ending Dec. 31, 2005	¥283,800 million	¥58,100 million	¥36,700 million	—		

Reference: Projected net income per share for the year ending December 31, 2005 is ¥66.78, based on the number of outstanding shares as December 31, 2004.

Note: (a) The Company doesn't describe "Annual Dividends per Share" because it isn't determined yet.
(b) The Company bases its forecasts on assumptions that are believed to be reasonable under information available at the time of the forecasts. Actual results may materially differ from these forecasts due to potential risks and uncertainties

Non-Consolidated Balance Sheets

(Millions of Yen)

Accounts	As of December 31, 2003			As of December 31, 2004			Change
Assets			%			%	
I Current Assets:							
Cash and deposits		27,497			48,309		
Trade notes receivable (*6)		12,459			3,288		
Accounts receivable (*4)		99,958			100,517		
Marketable securities		30,694			39,937		
Merchandise		9,051			5,629		
Products		19,735			27,856		
Semi-finished goods		14,239			12,436		
Raw materials		8,652			11,116		
Work in progress		250			—		
Stored goods		299			185		
Pre-paid expenses		867			814		
Deferred tax assets		8,839			9,268		
Payments receivable		4,659			2,785		
Payment receivable for income tax		5,653			—		
Other		2,287			462		
Reserve for doubtful accounts		(646)			(653)		
Total current assets		244,500	61.9		261,955	65.4	17,454
II Fixed Assets:							
1 Tangible fixed assets:							
Buildings	91,443			94,485			
Accumulated depreciation	47,133	44,309		49,664	44,821		
Structures	8,904			8,757			
Accumulated depreciation	5,847	3,057		5,891	2,865		
Machinery and equipment	62,297			59,576			
Accumulated depreciation	43,810	18,486		45,139	14,436		
Vehicles and transport equipment	322			344			
Accumulated depreciation	231	91		251	92		
Furniture and fixtures	32,808			32,955			
Accumulated depreciation	26,336	6,471		26,640	6,315		
Land		9,870			9,870		
Construction in progress		6,669			10,013		
Total tangible fixed assets		88,956			88,415		

(Millions of Yen)

Accounts	As of December 31, 2003		As of December 31, 2004		Change
		%		%	
2 Intangible fixed assets:					
Patent rights	0		35		
Trademark rights	6		3		
Other	1,364		1,110		
Total intangible fixed assets	1,371		1,150		
3 Investments and other assets:					
Investment securities	16,961		12,952		
Investments in subsidiaries and affiliates	6,071		6,121		
Investment in capital	25		23		
Investment in capital to affiliates	70		70		
Long-term loans	97		62		
Long-term loans to employees	43		19		
Long-term loans to affiliates	100		—		
Long-term prepaid expenses	6,907		5,342		
Deferred tax assets	20,391		16,572		
Guarantee deposits	4,219		4,067		
Long-term receivables	4,717		3,496		
Other	1,091		932		
Reserve for doubtful accounts	(303)		(340)		
Total investments and other assets	60,392		49,321		
Total fixed assets	150,720	38.1	138,887	34.6	(11,833)
Total Assets	395,221	100.0	400,842	100.0	5,621

(Millions of Yen)

Accounts	As of December 31, 2003			As of December 31, 2004			Change
Liabilities			%			%	
I Current Liabilities:							
Notes payable (*6)		56			—		
Accounts payable (*4)		20,371			19,098		
Long-term loans due within one year		11			1,000		
Accrued liabilities		6,059			3,698		
Accrued expenses (*4)		13,302			15,766		
Accrued income taxes		—			7,876		
Accrued consumption taxes		241			2,412		
Advance payments		53			6		
Deposits		2,012			1,792		
Reserve for bonuses to employees		4,128			3,773		
Reserve for sales returns		498			67		
Reserve for sales rebates		2,043			1,606		
Accrued capital investment		4,606			3,260		
Other		407			356		
Total current liabilities		53,792	13.6		60,715	15.1	6,922
II Fixed Liabilities:							
Bonds with warrant (*4)		6,312			3,306		
Convertible bonds		3,438			1,861		
Long-term debt		1,000			—		
Reserve for employees' retirement benefits		39,220			19,943		
Reserve for officers' retirement benefits		511			393		
Other		20			19		
Total fixed liabilities		50,503	12.8		25,522	6.4	(24,980)
Total liabilities		104,295	26.4		86,238	21.5	(18,057)
Stockholders' Equity							
I Common stock (*1)		68,237	17.2		70,531	17.6	2,294
II Additional paid-in capital							
1 Capital surplus	88,099			90,387			
2 Others							
Disposal benefit of treasury stock	0			0			
Total additional paid-in capital		88,099	22.3		90,387	22.5	2,288
III Retained earnings:							
1 Legal reserve	6,480			6,480			
2 Voluntary earned reserve							
Reserve for deferred capital gain	1,404			1,305			
Special reserve	93,220			113,220			
3 Unappropriated deficit for the current year	37,117			37,883			
Total retained earnings		138,222	35.0		158,888	39.6	20,666
IV Net unrealized gain on securities		2,303	0.6		2,412	0.6	109
V Treasury stock, at cost (*2)		(5,936)	(1.5)		(7,616)	(1.9)	(1,680)
Total shareholders' equity		290,925	73.6		314,604	78.5	23,678
Total liabilities and shareholders' equity		395,221	100.0		400,842	100.0	5,621

Non-Consolidated Statements of Income

(Millions of Yen)

Accounts	FY 2003.12 (Apr. 1, 2003-Dec. 31, 2003)			FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)			Change
			%			%	
I Net sales							
Product sales	185,025			230,861			
Merchandise sales	37,112	222,138	100.0	54,288	285,149	100.0	—
II Cost of sales							
1 Inventory of merchandise and products at start of period	18,113			28,786			
2 Merchandise procured	22,248			33,396			
3 Cost of production (*6)	62,707			74,553			
4 Transfer from other accounts (*1)	11,124			10,861			
Total	114,193			147,598			
5 Transfer to other accounts (*2)	4,150			3,053			
6 Inventory of merchandise and products at end of period	28,786			33,485			
Total	32,937	81,256	36.6	36,539	111,058	38.9	—
Gross profit		140,881	63.4		174,090	61.1	—
Reversal of reserve for sales returns		787			498		
Reserve for sales returns		498			67		
Net gross profit		141,170	63.6		174,522	61.2	—
III Selling, general and administrative expenses							
Advertising and public relations expense	1,297			1,308			
Sales promotion expense	10,456			14,586			
Reserve for doubtful accounts	178			9			
Salaries and benefits	17,379			24,571			
Welfare expenses	5,030			6,129			
Reserve for bonuses to employees	2,580			2,389			
Retirement benefit expenses	2,904			3,279			
Reserve for officers' retirement benefits	62			81			
Travel and transportation expense	3,342			4,474			
Depreciation and amortization expense	729			976			
R & D expense (*3, *6)	43,580			48,043			
Other	15,176	102,719	46.2	21,963	127,814	44.8	—
Operating income		38,451	17.3		46,707	16.4	—

(Millions of Yen)

Accounts	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)			FY 2004.12 (Jan. 1, 2004 – Dec. 31, 2004)			Change
IV Non-operating income			%			%	
Interest income (*4)	165			201			
Negotiable securities interest income	83			44			
Dividend income (*4)	468			192			
Real estate lease payments (*4)	267			351			
Life insurance dividends received	24			446			
Patent royalties (*4)	1,354			1,954			
Redemption of R&D expenses	698			—			
Gain on foreign exchange	—			428			
Gain on derivatives	521			—			
Other (*4)	374	3,959	1.8	1,140	4,759	1.7	—
V Non-operating expenses							
Interest expense	140			181			
Interest payments on corporate bonds	69			80			
Loss on disposal of fixed assets (*5)	376			446			
Reserve for doubtful accounts	7			63			
Loss on inventories	130			1,160			
Loss on foreign exchange	835			—			
Loss on derivatives	—			609			
Other	468	2,029	0.9	1,333	3,875	1.4	—
Recurring profit		40,380	18.2		47,591	16.7	—
VI Extraordinary gain							
Gain of sales investment securities	1,312			—			
Fee of licensing agreement (*7)	3,294			—			
Profit from sales of fixed assets (*8)	3,466			—			
Gain on the transfer of nonprescription products business (*9)	—			9,388			
Gain on the transfer to a defined contribution pension plan (*10)	—	8,073	3.6	2,495	11,884	4.2	—
VII Extraordinary loss							
Office closing costs (*11)	2,027			1,713			
Additional payment for special retirement (*12)	—	2,027	0.9	4,208	5,922	2.1	—
Income before income taxes		46,425	20.9		53,553	18.8	—
Income taxes:							
Current	15,467			17,513			
Deferred	3,726	19,193	8.6	3,262	20,775	7.3	—
Net income		27,232	12.3		32,778	11.5	—
Retained earnings at beginning of year		9,885			10,024		
Interim dividends		—			4,919		
Appropriation of retained earnings		37,117			37,883		

Manufacturing Costs

(Millions of Yen)

Accounts	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)			FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)			Change
			%			%	
I Raw materials		48,630	76.6		53,993	73.8	—
II Labor		4,204	6.6		5,761	7.9	—
III Expense							
Outside processing	2,478			1,928			
Depreciation	3,718			5,199			
Other	4,442	10,639	16.8	6,254	13,382	18.3	—
Total manufacturing expense		63,474	100.0		73,137	100.0	—
Work in progress, semi finished goods, and inventories at start of year		13,661			14,489		
Transfer from other accounts		61			—		
Total		77,197			87,627		
Transfers to other accounts		—			636		
Work in progress, semi finished goods, and inventories at end of year		14,489			12,436		
Total manufacturing cost		62,707			74,553		

Appropriation of Net Income

(Millions of Yen)

Accounts	FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)		FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)	
Appropriation of retained earnings at beginning year		37,117		37,883
Reversal of retained earnings				
Reserve for advances depreciation of fixed assets	98	98	136	136
		37,216		38,020
Appropriation of earnings:				
Dividends	7,102		4,946	
Bonuses to directors	90		94	
Voluntary earned reserve				
General reserve	20,000	27,192	22,000	27,040
Appropriation of retained earnings carried forward		10,024		10,979

Significant accounting policies

Basis of Preparing Non-Consolidated Financial Statements

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
1. Basis and method for valuation of securities Held-to-maturity securities: Held-to-maturity debt securities are stated by the amortized cost method. Other securities: - Investments in subsidiaries and affiliates are stated at cost determined by the moving average method. - Securities with market are stated at fair value at closing date for the fiscal year, and changes in fair value are recorded as a separate component of shareholders' equity at an amount net of tax, and the moving average method is used to calculate the original cost. - Securities without market value are stated at cost determined by the moving average method.	1. Basis and method for valuation of securities Same as in the left.
2. Basis of valuation of derivatives: Derivatives are revaluated by the market value method.	2. Basis of valuation of derivatives: Same as in the left.
3. Inventories - Inventories other than work in process are presented at cost determined principally by the average method. - Work in process is stated at cost determined principally by the first-in, first-out method.	3. Inventories Same as in the left.
4. Method of depreciation a. Tangible fixed assets Depreciation of tangible fixed assets is calculated primarily by the declining-balance method. b. Intangible fixed assets Depreciation of intangible fixed assets is calculated primarily by the straight-line method.	4. Method of depreciation Same as in the left.
5. Accounting for deferred assets Expenses of new stock issued are accounting for as the full amount at the time of the expenditure.	5. Accounting for deferred assets Same as in the left.
6. Accounting for important reserves a. Reserve for doubtful accounts In order to prepare for losses of bad credits such as account receivables or loans and for revaluation losses on financial instruments, except valuation losses on securities, the reserve for doubtful accounts is provided for at un-collectable amount based on the historical percentage of credit losses for general credits, and is provided for at amount that is estimated individually considering these possibilities of collection for bad credits that is highly possible to loss and these possibilities of future loss on financial instruments.	6. Accounting for important reserves a. Reserve for doubtful accounts Same as in the left.
b. Reserve for bonuses to employees The reserve for bonuses to employees is presented at an estimated amount of the liability for bonuses incurred for the fiscal year.	b. Reserve for bonuses to employees Same as in the left.
c. Reserve for sales returns The reserve for sales returns is calculated by multiplying a sales credit at the end of fiscal year by the ratio of returns to sales of the latest two fiscal years and by the ratio of current sales profit for the fiscal year, in order to prepare for a loss arising from sales returns subsequent to the balance sheet date.	c. Reserve for sales returns Same as in the left.
d. Reserve for sales rebates The reserve for s ales rebates is computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, in order to prepare for any expenditure on sales rebates subsequent to the balance sheet date.	d. Reserve for sales rebates The reserve for sales rebates is computed based on sales amount in order to prepare for any expenditure on sales rebates subsequent to this fiscal year (Additional information) Although the Company had computed by multiplying the balance of account receivables at the balance sheet date by the current rebate ratio, the Company has changed to compute estimated reserve for sales rebates, to be charged for this fiscal year, based on sales amount, due to the revision of the sales rebate calculation rule in this fiscal period.

FY 2003.12 (Apr. 1, 2003 - Dec. 31, 2003)	FY 2004.12 (Jan. 1, 2004 - Dec. 31, 2004)
e. Reserve for employees' retirement benefits. The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized.	e. Reserve for employees' retirement benefits The reserve for employees' retirement benefits is stated at the amount required to cover the liabilities as of the balance sheet date, based on the Company's estimate of its liability for retirement benefits and plan assets as of the balance sheet date. Prior service cost is being amortized as incurred by the declining-balance method over 10 years which is shorter than the average remaining years of service of the eligible employees. Actuarial gain and loss are amortized by the declining-balance method over 10 years which is shorter than the average period of the remaining years of service of the eligible employees and are amortized from following year in which the gain or loss is recognized. (Additional information) Return of substitutional employees' pension fund The Company received approval of the exemption from the obligation for payments of benefits related to future employee services with respect to the substitutional portion of its employee pension fund. The approval was received from the Minister of Health, Labour and Welfare on October 7, 2004, in accordance with the enforcement of the Defined-Benefit Corporate Pension Law. The amount of pension plan assets expected to be transferred back to the government (minimum legal reserve) was measured at ¥8,542 million as of the balance sheet date. If the payment of the amount were made on that date, the expected gain in accordance with paragraph 44-2 of "Practical Guideline for Accounting of Retirement Benefits (Interim Report)" (Report No.13 of the Committee of Accounting System of Association of Japanese Certified Public Accountant) would be ¥10,503 million. Implementation of Defined Contribution Pension Plan The Company made the transition from tax-qualified pension plan to defined contribution pension plan and prepaid retirement allowance plan in October, 2004, in accordance with the enforcement of the Defined Contribution Pension Law. Consequently, ¥2,495 million of Reserve for employees' retirement benefits was decreased, and the same amount was recorded as extraordinary gain due to this change.
f. Reserve for officers' retirement benefits The reserve for officers' retirement benefits is recorded at an amount based on management's estimate, which would be required to be paid if all officers resigned as of the balance sheet date on the basis of the Company's internal regulations.	f. Reserve for officers' retirement benefits Same as in the left.
7. Accounting for lease transactions Non-cancelable lease transactions are primarily accounted for as operating leases (whether such leases are classified as operating or finance leases) except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessee are accounted for as finance leases.	7. Accounting for lease transactions Same as in the left.
8. Other Income and expenses for the Company and its domestic subsidiaries are recorded at net of consumption taxes.	8. Other Same as in the left..

Notes

1. Notes to the Non-Consolidated Balance Sheets

FY 2003.12 (As of December 31, 2003)	FY 2004.12 (As of December 31, 2004)
(1) Corporate Stock Authorized stock: Common stock 799,805,050 When the retirement of corporate stock is carried out according to the articles of an association regulation, the Company can reduce corresponding to the numbers of stock which the Company issues. The numbers of stock issued: Common stock 550,691,219 Increase (decrease) in outstanding shares are as follows; Conversion from convertible bonds: Number of shares acquired 57,701 shares Amount transferred to paid-in capital ¥22,041,782	(1) Corporate Stock Authorized stock: Common stock 799,805,050 When the retirement of corporate stock is carried out according to the articles of an association regulation, the Company can reduce corresponding to the numbers of stock which the Company issues. The numbers of stock issued: Common stock 555,004,964 Increase (decrease) in outstanding shares are as follows; Conversion from convertible bonds: Number of shares acquired 2,068,178 shares Amount transferred to paid-in capital ¥790,043,996 Exercise of warrant bonds: Number of shares acquired 2,245,567 shares Amount transferred to paid-in capital ¥1,504,529,890
(2) Treasury stock The number of treasury stock that the company retained was common stock 4,376,622 shares.	(2) Treasury stock The number of treasury stock that the company retained was common stock 5,400,239 shares.
(3) Dividends restriction The value of net assets was ¥2,684 million, according to the 3rd clause of the article 124 of enforcement regulation of Japanese Commercial Code.	(3) Dividends restriction The value of net assets was ¥2,438 million, according to the 3rd clause of the article 124 of enforcement regulation of Japanese Commercial Code.
(4) Notes for related companies Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows; (Millions of Yen) Accounts receivable 932 Accounts payable 649 Accrued expenses 539 Bonds with warrant 6,312	(4) Notes for related companies Excluding separated accounts in the non-consolidated balance sheet, the accounts including related companies transactions are as follows; (Millions of Yen) Accounts receivable 847 Accounts payable 508 Accrued expenses 544 Bonds with warrant 3,306
(5) Contingent liabilities Guarantees of loans of employees ¥1,276 million	(5) Contingent liabilities Guarantees of loans of employees ¥977 million
(6) Process for market notes on the end of fiscal period Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of financial periods as if notes were settled on maturity basis. The amount of notes matured on the end of fiscal periods and excluded from the balance sheet was as follows; (Millions of Yen) Notes receivable 710 Notes payable 78	(6) Process for market notes on the end of fiscal period Although the closing date of the fiscal period was a holiday for financial institutions, the Company accounted for the matured notes on the end of financial periods as if notes were settled on maturity basis. The amount of notes matured on the end of fiscal periods and excluded from the balance sheet was as follows; (Millions of Yen) Notes receivable 60
(7) ----------	(7) Commitment line (loan framework) contract The Company maintains commitment line contracts with thirteen financial institutions in order to allow the efficient procurement of working capital. The balances of loans, etc in the balance sheet date was as follows; (Millions of Yen) Total commitments 30,000 Commitments used — Commitments unused 30,000

2. Notes to the Non-Consolidated Statement of Income

<table>
<tr><th>FY 2003.12
(Apr. 1, 2003 - Dec. 31, 2003)</th><th>FY 2004.12
(Jan. 1, 2004 - Dec. 31, 2004)</th></tr>
<tr><td>(1) This is mainly due to patent royalties and re-packaging cost.
(2) This is mainly due to SG&A expenses and transfer to semi-finished goods.
(3) Research and development expenses included in reverse of reserve and depreciation are as follows;
(Millions of Yen)
Reserve for bonuses to employees 1,131
Retirement benefit expenses 702
Depreciation 4,352
(4) Notes for related companies
Income of related companies included in "non-operating income" was as follows;
Patent royalties ¥617 million
Furthermore, excluding the above, interest income, dividend income, real estate lease payment and other non-operating income amounted to ¥622 million.
(5) Significant components of "loss on disposal of fixed assets" are as follows;
(Millions of Yen)
Buildings 183
Machinery and equipment 43
Furniture and fixtures 134
(6) Research and development expenses included in SG&A: ¥43,580 million
(7) Fee of licensing agreement
Milestone payments received based on the licensing agreement related to the co-development and co-promotion of MRA.
(8) Profit from sales of fixed assets
It is based on the sales of building and land, etc from Takada Research Laboratory.
(9)
———
(10)
———
(11) Office closing costs
This is mainly environmental protection, etc.
(12)
———</td><td>(1) Same as in the left.
(2) Same as in the left.
(3) Research and development expenses included in reverse of reserve and depreciation are as follows;
(Millions of Yen)
Reserve for bonuses to employees 1,025
Retirement benefit expenses 816
Depreciation 5,774
(4) Notes for related companies
Income of related companies included in "non-operating income" was as follows;
Patent royalties ¥799 million
Furthermore, excluding the above, interest income, dividend income, real estate lease payment and other non-operating income amounted to 387 million yen.
(5) Significant components of "loss on disposal of fixed assets" are as follows;
(Millions of Yen)
Buildings 131
Machinery and equipment 114
Furniture and fixtures 165
(6) Research and development expenses included in SG&A: ¥48,043 million
(7)
———
(8)
———
(9) Gain on the transfer of nonprescription products business
This is due to transfer of nonprescription products business to Lion Corporation.
(10) Gain on the transfer to a defined contribution pension plan
This is due to transition to a defined contribution pension plan and a prepaid retirement allowance plan, because tax-qualified pension plan was closed in October, 2004.
(11) Office closing costs
This is mainly environmental protection and retirement of equipment, etc.
(12) Additional payment for special retirement
This is due to special treatment of early retirement.</td></tr>
</table>

3. Lease Transactions

FY 2003.12
(Apr. 1, 2003 - Dec. 31, 2003)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	62	29	32
Furniture and fixtures	2,000	1,189	811
Total	2,062	1,218	844

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	364
Due over one year	480
Total	844

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	315
Depreciation	315

(4) Depreciation of leased assets

Assuming that the residual values are nil, depreciation of leased assets is calculated over the relevant lease periods using the straight-line method.

FY 2004.12
(Jan. 1, 2004 - Dec. 31, 2004)

Finance lease transactions other than those which transfer ownership of the leased assets to the lessee were as follows:

(1) Acquisition costs, accumulated depreciation and net balance

(Millions of Yen)

	Acquisition cost	Accumulated depreciation	Net balance
Machinery and vehicle	69	12	57
Furniture and fixtures	2,331	997	1,334
Total	2,401	1,010	1,391

Acquisition cost includes interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date

(2) Future minimum lease payments

(Millions of Yen)

Due within one year	560
Due over one year	830
Total	1,391

Future minimum lease payments include interest expense since the balance of future minimum lease payments accounts for only a small percentage of tangible fixed assets as of the balance sheet date.

(3) Lease payments and depreciation

(Millions of Yen)

Lease payments	551
Depreciation	551

(4) Depreciation of leased assets

Same as in the left.

4. Fair Value of Investments in subsidiaries and affiliates

As of December 31, 2003 and as of December 31, 2004

The Company has no investments in subsidiaries and affiliates that have fair-value.

5. Tax-Effect Accounting

FY 2003.12 (As of December 31, 2003)		FY 2004.12 (As of December 31, 2004)	
(1) Principal deferred tax assets and tax liabilities		(1) Principal deferred tax assets and tax liabilities	
	(Millions of Yen)		(Millions of Yen)
Deferred tax assets:		Deferred tax assets:	
Reserve for retirement benefits in excess of limit	14,512	Reserve for retirement benefits in excess of limit	11,595
Amortization of deferred charges in excess of limit for tax purposes	4,813	Amortization of deferred charges in excess of limit for tax purposes	4,008
Prepaid expenses for tax purposes	2,182	Prepaid expenses for tax purposes	2,531
Unrecognized reserve for bonuses to employees	1,714	Unrecognized reserve for bonuses to employees	1,523
Prepaid research equipment and others for tax purposes	1,152	Prepaid research equipment and others for tax purposes	1,488
Depreciation of fixed assets in excess of limit	1,015	Depreciation of fixed assets in excess of limit	1,391
Unrecognized reserve for sales rebates	848	Unrecognized outstanding enterprise tax	741
Unrecognized losses on securities	660	Unrecognized reserve for sales rebates	648
Unrecognized reserve for bonuses to directors and corporate auditors	202	Unrecognized losses on securities	675
Other	4,815	Unrecognized reserve for bonuses to directors and corporate auditors	159
Total deferred tax assets	31,913	Other	3,505
		Total deferred tax assets	28,264
Deferred tax liabiities:		Deferred tax liabiities:	
Unrealized gain on securities	(1,508)	Unrealized gain on securities	(1,633)
Reserve for deferred capital gain	(854)	Reserve for deferred capital gain	(791)
Unrecognized payment receivable of business tax	(321)		
Total deferred tax liabilities	(2,683)	Total deferred tax liabilities	(2,424)
Net deferred tax assets	29,230	Net deferred tax assets	25,840
(2) Significant components of difference between statutory tax rate and effective tax rate The disclosure of the significant components has been omitted, because the deviation between statutory tax rate and effective tax rate was less than 5% of statutory tax rate.		(2) Significant components of difference between statutory tax rate and effective tax rate Same as in the left.	

Changes to the Board of Directors
(As of March 23, 2005)

1. Changes to Representative Directors

There is no change to Representative Directors scheduled.

2. Changes to Directors and Corporate Auditors

(To be voted on at the March 23, 2005 General Meeting of Shareholders)

<Candidate for New Director>
Mitsuo Ohashi, Director
(Current: Representative Director and Chairman of the Board of Directors, Showa Denko K.K.)

<Candidate for New Corporate Auditor>
Motoo Saitoh, Corporate Auditor

<Retirement of Corporate Auditor>
Tsuguo Ogasawara, Corporate Auditor

Supplementary Materials for Financial Results for the Fiscal Year Ended December 31, 2004

Creating Value for Life



CHUGAI PHARMACEUTICAL CO., LTD.

A member of the Roche group

For further inquiries, please contact : Shizuo Kagoshima, Corporate Communications Dept.

Telephone: +81-(0) 3-3273-0881 (direct)

Fax: +81-(0) 3-3281-6607

URL: http://www.chugai-pharm.co.jp/english

Business Segments

In consideration of product categories, properties, and manufacturing methods, Chugai classifies its operations into the Pharmaceuticals Business and Other Business—i.e., that not belonging to the Pharmaceuticals Business.

Pharmaceuticals Business: prescription pharmaceuticals, nonprescription products

Others Businesses: insecticides

Comparisons with the Previous Fiscal Year

Comparisons between fiscal 2004 and fiscal 2003 have not been made for Chugai and its domestic consolidated subsidiaries as fiscal 2003 comprised a nine-month fiscal period that started April 1, 2003 and ended December 31, 2003 due to a change in fiscal year-end.

Scope of Consolidation

Chugai Clinical Research Center Co., Ltd., was newly added to the scope of consolidation with its establishment. The profit and loss statements of Eiko Kasei Co., Ltd., and Shanghai Chugai Pharma Co., Ltd., have been included in the Consolidated Statements of Income through the end of the fiscal year under review. However, the balance sheets of them have been excluded as of December 31,2004 because they have become less important.

1. Forecasted Results and Differentials

(Millions of Yen)

	FY2004.12 (Actual Results)	Initial Projections (Announced on August 3, 2004)	Change	
			Amount	%
Net Sales	294,670	297,000	(2,330)	(0.8)%
Operating Income	51,497	52,500	(1,003)	(1.9)%
Recurring Profit	51,990	53,000	(1,010)	(1.9)%
Net Income	34,117	31,500	2,617	8.3%
Net Income per Share	¥62.27	¥57.63	¥4.64	8.1%

Although the sales performance of prescription pharmaceuticals overseas exceeded expectations, domestic sales fell short of projections, mainly due to the weak influenza season resulting in smaller demand of the anti-influenza drug Tamiflu®. In addition, sales targets for nonprescription products were not met, and, as a result, net sales came in slightly below forecasts overall.

At the profit level, although operating costs came in slightly higher than projected as a result of initiatives to bolster promotional activities and the accelerated implementation of information security measures, selling, general and administrative expenses were on track due to the deferment of a portion of R&D expenses to the following fiscal year. Nevertheless, the decline in sales led to lower-than-expected operating income and recurring profit. However, net income exceeded expectations, encouraged by the transfer of the Company's nonprescription products business and other factors.

2. Financial Highlights (Consolidated and Non-consolidated)

(1) Consolidated

(Millions of Yen)

	FY2002.3	FY2003.3	FY2003.12 (9 months)	FY2004.12	FY2005.12 (Forecasts)
Net Sales	211,705	237,390	232,748	294,670	293,500
Operating Income	26,708	30,317	42,719	51,497	61,300
Operating Income to Net Sales	12.6%	12.8%	18.4%	17.5%	20.9%
Recurring Profit	29,554	30,967	43,947	51,990	62,300
Recurring Profit to Net Sales	14.0%	13.0%	18.9%	17.6%	21.2%
Net Income	14,598	(20,135)	28,445	34,117	39,200
Net Income to Net Sales	6.9%	(8.5)%	12.2%	11.6%	13.4%
Return on Equity	7.5%	(8.5)%	9.9%	11.0%	-
Return on Assets (Recurring Profit)	8.6%	8.0%	10.6%	12.7%	-
Net Income per Share [Basic]	¥57.93	¥ (51.75)	¥51.73	¥62.27	¥71.32
Net Income per Share [Fully Dituted]	¥49.09	-	¥50.94	¥61.34	-
Shareholders' Equity per Share	¥796.67	¥503.41	¥542.96	¥583.61	-
Shareholders' Equity to Total Assets	57.5%	65.2%	73.2%	78.0%	-
Cost of Sales to Net Sales	30.6 %	33.3 %	36.0%	37.9%	35.3%
SG&A Expenses to Net Sales	34.1 %	33.4 %	27.0%	28.5%	26.9%
R&D Expenses	47,844	48,511	43,524	48,165	49,500
R&D Expenses to Net Sales	22.6%	20.4%	18.7%	16.3%	16.9%
Capital Expenditures	14,291	17,815	11,819	9,865	12,200
Depreciation	11,510	10,984	9,700	12,694	13,000
Overseas Sales	29,112	15,447	16,751	18,479	18,200
Overseas Sales to Net Sales	13.8%	6.5%	7.2%	6.3%	6.2%
Planned Exchange Rate (US Dollar)	¥110	¥120	¥120	¥120	¥105
Planned Exchange Rate (Euro)	-	¥110	¥120	¥125	¥130
Planned Exchange Rate (Swiss Franc)	¥75	¥75	¥83.3	¥87	¥87
Net cash provided by (used in) Operating Activities	29,674	22,556	(36,795)	51,494	-
Net cash provided by (used in) Investing Activities	(29,290)	(16,025)	14,413	(15,211)	-
Net cash provided by (used in) Financing Activities	(4,952)	6,548	(11,582)	(13,718)	-
Cash and Cash Equivalents	53,426	70,593	36,226	57,380	-
Number of Employees	4,964	5,774	5,680	5,327	5,445

Notes:

1. Net income per share (fully diluted) for the fiscal year ended March 31, 2003, has not been recorded as the Company recorded a net loss for this fiscal period.
2. The decline in overseas sales for the fiscal year ended March 31, 2003, is mainly owing to the exclusion of Gen-Probe Incorporated from the scope of consolidation due to the capital reduction accompanied by the allocation of Gen Probe shares to shareholders.
3. From the fiscal year ended March 31, 2003, the Accounting Standard for Net Income per Share (Financial Accounting Standard No. 2) and the Accounting Guidelines for Accounting Standard for Net Income per Share (Accounting Guideline No. 4) are used to calculate net income per share.
4. The period ended December 31, 2003 was a nine-month term due to the change in fiscal year-end, for the Company and its domestic consolidated subsidiaries.
5. Planned exchange rates are the exchange rates set at the beginning of the term.
6. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
300,000
250,000
200,000
150,000
100,000
50,000
0
211,705
29,554
237,390
30,967
232,748
43,947
294,670
51,990
293,500
62,300
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


ROE
ROA
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
8.6%
7.5%
8.0%
-8.5%
10.6%
9.9%
12.7%
11.0%
2002/3
2003/3
2003/12
2004/12


Cost of Sales to Net Sales
SG&A Ratio
37%
35%
33%
31%
29%
27%
25%
34.1%
30.6%
33.4%
33.3%
36.0%
27.0%
37.9%
28.5%
35.3%
26.9%
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


R&D Expenses
R&D Ratio
60,000
50,000
40,000
30,000
20,000
10,000
0
25%
20%
15%
10%
5%
0%
22.6%
20.4%
18.7%
16.3%
16.9%
47,844
48,511
43,524
48,165
49,500
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


Capital Expenditures
Depreciation
20,000
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
14,291
17,815
11,819
9,865
12,200
11,510
10,984
9,700
12,694
13,000
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


Overseas Sales
Overseas Sales to Net Sales
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
14%
12%
10%
8%
6%
4%
2%
0%
13.8%
6.5%
7.2%
6.3%
6.2%
29,112
15,447
16,751
18,479
18,200
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)

(2) Non-consolidated Income Statements

(Millions of Yen)

	FY2002.3	FY2003.3	FY2003.12	FY2004.12	FY2005.12 (Forecasts)
Net Sales	188,352	230,287	222,138	285,149	283,800
Operating Income	25,273	27,245	38,451	46,707	56,500
Operating Income to Net Sales	13.4%	11.8%	17.3%	16.4%	19.9%
Recurring Profit	28,120	28,362	40,380	47,591	58,100
Recurring Profit to Net Sales	14.9%	12.3%	18.2%	16.7%	20.5%
Net Income	13,787	(21,521)	27,232	32,778	36,700
Net Income to Net Sales	7.3%	(9.3)%	12.3%	11.5%	12.9%
Return on Equity	7.3%	(9.3)%	9.7%	10.8%	-
Return on Assets (Recurring Profit)	8.6%	7.6%	9.9%	12.0%	-
Net Income per Share [Basic]	¥54.71	¥ (55.30)	¥49.51	¥59.82	¥66.78
Net Income per Share [Fully Diluted]	¥46.45	-	¥48.76	¥58.93	-
Shareholders' Equity per Share	¥761.74	¥495.15	¥532.36	¥572.25	-
Annual Dividends per Share	¥16.00	¥16.00	¥13.00	¥18.00	-
Payout Ratio	29.2%	-	26.3%	30.1%	-
Shareholders' Equity to Total Assets	58.2%	65.5%	73.6%	78.5%	-
Cost of Sales to Net Sales	30.6%	34.3%	36.6%	38.9%	36.3%
SG&A Expenses to Net Sales	34.2%	32.7%	26.6%	28.0%	26.3%
R&D Expenses	40,850	48,604	43,580	48,043	49,700
R&D Expenses to Net Sales	21.7%	21.1%	19.6%	16.8%	17.5%
Capital Expenditures	12,487	16,787	11,461	9,757	12,000
Depreciation	8,845	10,080	8,805	11,953	12,500
Exports	9,215	8,344	6,141	8,958	8,500
Exports to Net Sales	4.9%	3.6%	2.8%	3.1%	3.0%
Number of Employees	3,519	5,017	4,977	4,713	4,771

Notes:

1. Net income per share (fully diluted) and the payout ratio for the fiscal year ended March 31, 2003 have not been recorded as the Company recorded a net loss for this fiscal period.
2. From the fiscal year ended March 31, 2003, the Accounting Standard for Net Income per Share (Financial Accounting Standard No. 2) and the Accounting Guidelines for Accounting Standard for Net Income per Share (Accounting Guideline No. 4) are used to calculate net income per share.
3. The period ended December 31, 2003 was a nine-month term due to the change in fiscal year-end.
4. Number of employees includes employees seconded to other companies.

(Millions of Yen)


Net Sales
Recurring Profit
300,000
250,000
200,000
150,000
100,000
50,000
0
188,352
28,120
230,287
28,362
222,138
40,380
285,149
47,591
283,800
58,100
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


ROE
ROA
14%
12%
10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
-8%
-10%
7.3%
8.6%
7.6%
-9.3%
9.9%
9.7%
12.0%
10.8%
2002/3
2003/3
2003/12
2004/12


Cost of Sales to Net Sales
SG&A Ratio
39%
37%
35%
33%
31%
29%
27%
25%
34.2%
30.6%
34.3%
32.7%
36.6%
26.6%
38.9%
28.0%
36.3%
26.3%
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


R&D Expenses
R&D Ratio
60,000
50,000
40,000
30,000
20,000
10,000
0
25%
20%
15%
10%
5%
0%
21.7%
21.1%
19.6%
16.8%
17.5%
40,850
48,604
43,580
48,043
49,700
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


Capital Expenditures
Depreciation
20,000
15,000
10,000
5,000
0
12,487
16,787
11,461
9,757
12,000
8,845
10,080
8,805
11,953
12,500
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)


Exports
Exports to Net Sales
9,000
8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
7%
6%
5%
4%
3%
2%
1%
0%
4.9%
3.6%
2.8%
3.1%
3.0%
9,215
8,344
6,141
8,958
8,500
2002/3
2003/3
2003/12
2004/12
2005/12
(Forecasts)

3. Forecasts for the Fiscal Year Ending December 31, 2005

(Millions of Yen)

	FY2005. 12 (Forecasts)		FY2004.12 (Actual Results)	Change	
	First Half	Full Year		Amount	%
Net Sales	135,000	293,500	294,670	(1,170)	(0.4)%
Operating Income	23,800	61,300	51,497	9,803	19.0%
Recurring Profit	24,700	62,300	51,990	10,310	19.8%
Net Income	16,000	39,200	34,117	5.083	14.9%
Net Income per Share	-	¥71.32	¥62.27	¥9.05	14.5%

* For more details, please refer to "2. Outlook for the current fiscal year" on page eight of the Consolidated Financial Statements.

4. Consolidated Income Statements

(1) Sales by Category

(Millions of Yen)

	FY2004.12		FY2003.12		Change	
	Amount	%	Amount	%	Amount	%
Prescription Pharmaceuticals	278,484	94.5%	218,157	93.7%	-	-
Nonprescription Products	16,185	5.5%	14,590	6.3%	-	-
Total	294,670	100.0%	237,748	100.0%	-	-
Overseas Sales	18,479	6.3%	16,751	7.2%	-	-

Notes:

1. Classification of category differs from that for business segments.
2. Nonprescription products figures include sales of Varsan®.

* For details, please refer to the next page.

(2) Sales of Mainstay Products

Consolidated

(Millions of Yen)
Figures are rounded off to the nearest 100 million yen

Product Name	FY 2002.3	FY 2003.3	FY2003.12		FY2004.12		FY2005.12 (Forecasts)		FY 2003. 10-12	FY2004.10-12	
				Change (%)		Change (%)	First Half	Full Year			Change (%)
Prescription Pharmaceuticals											
Epogin	62,700	66,100	55,700	-	69,000	-	32,900	72,600	19,500	19,500	0.0
Neutrogin	19,100	25,100	24,700	-	27,800	-	13,100	27,900	10,100	7,700	(23.8)
Sigmart	17,500	18,000	14,500	-	17,800	-	8,300	18,300	5,000	5,000	0.0
Rituxan	-	3,000	8,200	-	16,800	-	8,000	17,800	4,400	5,000	13.6
Alfarol	20,000	18,000	13,500	-	16,000	-	7,400	16,000	4,800	4,500	(6.3)
Furtulon	-	8,100	12,200	-	12,000	-	4,900	10,100	4,100	3,200	(22.0)
Kytril	-	5,100	9,200	-	11,000	-	5,100	11,300	3,200	3,300	3.1
Herceptin	-	3,500	6,800	-	9,300	-	4,300	9,300	2,400	2,700	12.5
Tamiflu	-	12,500	11,600	-	8,600	-	5,200	8,600	11,600	1,400	(87.9)
Rythmodan	9,200	8,500	6,400	-	7,500	-	3,300	7,200	2,300	2,100	(8.7)
Suvenyl	5,800	6,000	5,400	-	6,900	-	3,400	7,800	1,900	2,000	5.3
Oxarol	4,800	5.200	4,600	-	6,700	-	3,300	7,400	1,700	1,900	11.8
Pegasys	-	-	200	-	6,400	-	4,000	8,500	200	2,300	-
Euglucon	-	-	1,800	-	5,300	-	2,400	5,300	1,800	1,400	(22.2)
Rocephin	-	2,000	3,700	-	4,600	-	2,400	5,100	1,300	1,400	7.7
Renagel	-	-	1,700	-	3,600	-	2,000	4,600	900	1,100	22.2
Evista	-	-	-	-	3,300	-	3,000	7,600	-	1,300	-
Xeloda	-	-	900	-	2,100	-	1,200	2,600	500	700	40.0
Nonprescription Products											
Guronsan Brand	11,400	8,600	7,500	-	8,200	-	-	-	2,500	2,000	(20.0)
Varsan	7,500	6,600	4,000	-	5,200	-	-	-	(400)	(400)	-
Chugai Ichoyaku Brand	1,600	1,600	1,000	-	900	-	-	-	400	300	(25.0)

Notes:
1. Rituxan®, Furtulon®, Kytril®, Hereceptin®, Tamiflu®, and Rocephin® were originally products of Nippon Roche, K.K. Figures for these products for the fiscal year ended March 31, 2003 in the chart above reflect sales from October 2002 to March 2003.
2. Pegasys® was launched in December 2003.
3. Sales of Euglucon® for the fiscal year ended December 31, 2003 were for the period from October to December, 2003, period after which the transfer of the marketing rights has occurred.
4. Renagel® and Xeloda® were launched in June 2003.
5. Evista® was launched in May 2004.
6. Comparisons between fiscal 2004 and fiscal 2003 have not been made as fiscal 2003 comprised a nine-month fiscal period due to the change in fiscal year-end.

Non-consolidated

(Millions of Yen)
Figures are rounded off to the nearest 100 million yen

Product Name	FY 2002.3	FY 2003.3	FY2003.12		FY2004.12		FY2005.12 (Forecasts)		FY 2003. 10-12	FY2004. 10-12	
				Change (%)		Change (%)	First Half	Full Year			Change (%)
Prescription Pharmaceuticals											
Epogin	62,700	66,100	55,700	-	69,000	-	32,900	72,600	19,500	19,500	0.0
Rituxan	-	3,000	8,200	-	16,800	-	8,000	17,800	4,400	5,000	13.6
Alfarol	20,000	17,900	13,500	-	16,000	-	7,400	16,000	4,800	4,500	(6.3)
Sigmart	15,600	15,500	12,600	-	15,600	-	7,100	15,700	4,600	4,500	(2.2)
Neutrogin	14,200	13,700	10,900	-	12,900	-	5,800	13,200	3,900	3,800	(2.6)
Furtulon	-	8,100	12,200	-	12,000	-	4,900	10,100	4,100	3,200	(22.0)
Kytril	-	5,100	9,200	-	11,000	-	5,100	11,300	3,200	3,300	3.1
Herceptin	-	3,500	6,800	-	9,300	-	4,300	9,300	2,400	2,700	12.5
Tamiflu	-	12,500	11,600	-	8,600	-	5,200	8,600	11,600	1,400	(87.9)
Rythmodan	9,200	8,500	6,400	-	7,500	-	3,300	7,200	2,300	2,100	(8.7)
Suvenyl	5,800	6,000	5,400	-	6,900	-	3,400	7,800	1,900	2,000	5.3
Oxarol	4,800	5,200	4,600	-	6,700	-	3,300	7,400	1,700	1,900	11.8
Pegasys	-	-	200	-	6,400	-	4,000	8,500	200	2,300	-
Euglucon	-	-	1,800	-	5,300	-	2,400	5,300	1,800	1,400	(22.2)
Rocephin	-	2,000	3,700	-	4,600	-	2,400	5,100	1,300	1,400	7.7
Renagel	-	-	1,700	-	3,600	-	2,000	4,600	900	1,100	22.2
Evista	-	-	-	-	3,300	-	3,000	7,600	-	1,300	-
Xeloda	-	-	900	-	2,100	-	1,200	2,600	500	700	40.0
Nonprescription Products											
Guronsan Brand	11,400	8,600	7,500	-	8,200	-	-	-	2,500	2,000	(20.0)
Varsan	7,100	6,600	4,000	-	5,200	-	-	-	(400)	(400)	-
Chugai Ichoyaku Brand	1,600	1,600	1,000	-	900	-	-	-	400	300	(25.0)
Export Production											
Neutrogin	4,800	4,500	3,700	-	5,800	-	2,900	5,400	1,300	1,100	(15.4)
Sigmart	1,700	2,300	1,600	-	1,900	-	900	2,000	300	500	66.7
Ulcerlmin	1,300	1,300	800	-	1,000	-	500	1,000	300	300	0.0

Notes:

1. Rituxan®, Furtulon®, Kytril®, Hereceptin®, Tamiflu®, and Rocephin® were originally products of Nippon Roche, K.K. Figures for these products for the fiscal year ended March 31, 2003 in the chart above reflect sales from October 2002 to March 2003.
2. Pegasys® was launched in December 2003.
3. Sales of Euglucon® for the fiscal year ended December 31, 2003 were for the period from October to December, 2003, period after which the transfer of the marketing rights has occurred.
4. Renagel® and Xeloda® were launched in June 2003.
5. Evista® was launched in May 2004.
6. Comparisons between fiscal 2004 and fiscal 2003 have not been made as fiscal 2003 comprised a nine-month fiscal period due to the change in fiscal year-end.

(3) SG&A Expenses

(Millions of Yen)

	FY2004.12	Ratio to Net Sales	FY2003.12 (9 months)	Ratio to Net Sales	Change	
					Amount	%
SG&A Expenses	83,900	28.5%	62,963	27.0%	-	-
R&D Expenses	48,165	16.3%	43,524	18.7%	-	-
Total	132,065	44.8%	106,487	45,7%	-	-

(4) Non-Operating Income and Expenses

Financial Income and Expenses

(Millions of Yen)

	FY2004.12	FY2003.12 (9 months)	Change
Interest and Dividend Income [Dividend Income]	514 [89]	422 [101]	- [-]
Interest Expenses [Interest Payments on Corporate Bonds]	326 [80]	210 [69]	- [-]
Net Difference: Financial Income and Expenses	187	212	-

(5) Extraordinary Gains

(Millions of Yen)

	Amount	Description
Gain on the transfer of nonprescription products business	9,337	Due to transfer of nonprescription products business to Lion Corporation, and transfer of insecticide manufacturing business of the Company's wholly-owned subsidiary Eiko Kasei Co., Ltd. to Lion Packaging Co., Ltd., a wholly-owned subsidiary of Lion Corporation
Gain on the transfer to a defined contribution pension plan	2,495	Due to transition to a defined contribution pension plan and a prepaid retirement allowance plan, because tax-qualified pension plan was closed in October, 2004

(6) Extraordinary Losses

(Millions of Yen)

	Amount	Description
Office closing costs	2,093	Due to environmental protection and retirement of equipment
Additional payment for special retirement	4,242	Due to additional retirement payments under Early Retirement Program

5. Consolidated Balance Sheets

Summarized Balance Sheets

(Millions of Yen)

	As of December 31, 2004		As of December 31, 2003		Change	Notes
	Amount	%	Amount	%		
Assets	411,449	100.0%	405,197	100.0%	6,251	
Current Assets	274,937	66.8%	255,504	63.1%	19,433	(1)
Fixed Assets	136,512	33.2%	149,693	36.9%	(13,181)	(2)
Liabilities	89,139	21.7%	107,576	26.6%	(18,436)	
Current Liabilities	63,356	15.4%	56,304	13.9%	7,052	(3)
Fixed Liabilities	25,783	6.3%	51,272	12.7%	(25,488)	(4)
Minority Interests	1,462	0.3%	903	0.2%	559	
Shareholders' Equity	320,846	78.0%	296,717	73.2%	24,129	
Common Stock	70,531	17.1%	68,237	16.8%	2,294	(5)
Additional Paid-In Capital	90,387	22.0%	88,099	21.7%	2,288	(5)
Retained Earnings	164,854	40.1%	144,062	35.6%	20,792	
Net Unrealized Gain on Securities	2,405	0.6%	2,340	0.6%	64	(6)
Foreign Currency Translation Adjustments	283	0.1%	(85)	(0.0)%	369	
Treasury Stock, at Cost	(7,616)	(1.9)%	(5,936)	(1.5)%	(1,680)	(7)

(1) Current Assets

a. Cash and Deposits

(Millions of Yen)

As of December 31, 2004	As of December 31, 2003	Change
57,380	36,226	21,154

Note: Although the Company set up an employee retirement benefit trust and paid retirement benefits under the Early Retirement Program, cash and cash deposits rose due to income from the transfer of the Company's nonprescription products business and income taxes refunds.

b. Marketable Securities

(Millions of Yen)

As of December 31, 2004	As of Decemer 31, 2003	Change
39,937	30,694	9,242

Note: The increase is mainly due to commercial paper trading and the reclassification of bonds that will reach maturity within one year to marketable securities from investment securities.

c. Trade Notes and Accounts Receivables and Inventories

(Millions of Yen)

	As of December 31, 2004	As of December 31, 2003	Change
Trade Notes and Accounts Receivables Balance	104,685	113,861	(9,176)
Inventory Balance	57,916	53,156	4,760

Note: The changes are mainly due to a decrease in sales of the anti-influenza drug Tamiflu®.

d. Accrued Revenue (Principal Item under "Other" Current Assets)

(Millions of Yen)

As of December 31, 2004	As of December 31, 2003	Change
2,852	4,735	(1,883)

Note: The change is primarily attributable to the collection of accrued revenue from F. Hoffmann-La Roche Ltd.

e. Accrued Income Taxes (Principal Item under "Other" Current Assets)

(Millions of Yen)

As of December 31, 2004	As of December 31, 2003	Change
17	5,698	(5,681)

Note: Although accrued income taxes were incurred in the previous term due to the Company's implementation of estimated tax for the term based on the preceding fiscal year's declared total, which included taxes on deemed transfer income, local taxes and enterprise taxes arising from the spin-off of Gen-Probe Incorporated, accrued income taxes declined due to the payment of a substantial portion in fiscal year 2004.

(2) Fixed Assets

a. Principal Capital Investments

(Millions of Yen)

	Description of investment	Investment to-date	(Investment made in the fiscal year under review)	Total (planned) investment	Start of construction	Slated completion date
Ukima Plant	Construction of a new office welfare wing	2,602	1,110	2,602	February 2003	May 2004
Utsunomiya Plant	Construction of antibody product manufacturing facilities(second stage of construction)	5,695	2,958	9,314	March 2003	July 2007
Utsunomiya Plant	Construction of a second quality control wing	737	737	1,830	August 2004	December 2005

b. Investment Securities

(Millions of Yen)

As of December 31, 2004	As of December 31, 2003	Change
13,263	17,101	(3,838)

Note: The decrease is due to the reclassification of bonds that will reach maturity within one year to marketable securities from investment securities, which more than offset an increase due to bond purchases.

c. Deferred Tax Assets (Fixed assets)

(Millions of Yen)

As of December 31, 2004	As of December 31, 2003	Change
17,038	20,809	(3,770)

Note: The decrease is mainly due to declines in reserve for employees benefit and amortization of deferred charges in excess of limit for tax purpose.

(3) Current Liabilities

a. Accrued Income Taxes

(Millions of Yen)

As of December 31, 2004	As of March 31, 2003	Change
8,132	244	7,887

Note: The irregularity in the figure as of December 31, 2003, is due to the Company's implementation of estimated tax for the previous fiscal year based on the preceding fiscal year's declared total, which included income taxes arising from a taxable gain on the transfer of the Company's investment in Gen-Probe Incorporated following its spin-off.

b. Other Payables

(Millions of Yen)

	As of December 31, 2004	As of December 31, 2003	Change
Construction*[1]	3,260	4,614	(1,354)
Other*[2]	3,699	5,883	(2,183)

Notes:

1. The decrease is primarily attributable to the settlement of accrued payments outstanding at the end of the previous fiscal year that were related to the construction of the new office welfare wing at the Ukima Plant.
2. The decline is mainly due to the calculation of sales rebates by offsetting them against monthly trade receivables, a practice that the Company adopted as of the current fiscal year.

(4) Fixed Liabilities

a. Corporate Bonds

Type:	Balance of Unredeemed Bonds [Issued Amount]	Number of unexercised stock options	Type of Stock Issued	Expiration Cycle	Redemption Price
#1 Series Bonds with Subscription Warrants	¥3,306 million [¥43,883 million]	11	Common stock	October 2002 – September 2008	¥1,338.5108

b. Convertible Bonds

Type:	Balance of Unredeemed Bonds [Issued Amount]	Redemption Period	Redemption Price
#6 Series of Unsecured Convertible Bonds	¥1,861 million [¥25,000 million]	September 2008	¥762.50

c. Reserve for Employees' Retirement Benefits

(Millions of Yen)

As of December 31, 2004	As of December 31, 2003	Change
20,189	39,558	(19,368)

Note: The decrease is due to the establishment of a retirement benefit trust, the discontinuation of the tax qualified pension plan along with the adoption of a defined contribution pension plan and a retirement allowance prepayment plan, and the payment of retirement benefits associated with the Early Relirement Program.

(5) Changes in Common Stock and Additional Paid-in Capital

Name	No. of Shares (Thousands)	Common Stock (Millions of Yen)	Additional Paid-in Capital (Millions of Yen)
As of December 31, 2003	550,691	68,237	88,099
Change due to Conversion of Convertible Bonds	2,068	790	786
Increase due to the Exercise of Warrant on Bonds with Warrants	2,245	1,504	1,501
Gain on the Disposal of Treasury Stock	-	-	0
As of December 31, 2004	555,004	70,531	90,387

(6) Net Unrealized Gain on Securities

Valuation gains of ¥2,405 million (after deductions for tax-effect accounting) were directly credited to capital.

(7) Treasury Stock

During the fiscal year ended December 31, 2004, Chugai purchased 1,000,000 shares of treasury stock for ¥1,642 million as per a Board of Directors Meeting resolution as is provided for in the articles of incorporation.

6. Outline of Principal Subsidiaries and the Status of Their Business Results

(1) Outline

Company Name	Chugai Pharma Marketing Ltd.
Established	1997
Location	London, United Kingdom
Business	Sale of pharmaceutical products
Capital	£8,677 thousand (December 2004)
Percentage Ownership	100.0%

Note: Chugai Pharma Marketing Ltd. oversees and coordinates the sales of the Germany branch, Chugai Pharma France S.A.S., Chugai Pharma U.K. Ltd., and Chugai Aventis S.N.C. In addition, these companies are all subsidiaries of Chugai Pharma Marketing Ltd. (U.K.).


Chugai Pharmaceutical Co., Ltd.
Chugai Pharma Marketing Ltd. (U.K.)
Chugai Aventis S.N.C. (France)
Chugai Pharma Marketing Ltd. the Germany branch
Chugai Pharma France S.A.S. (France)
Chugai Pharma U.K. Ltd.(U.K.)
Sanofi-Aventis Group, etc
Respective Markets

(2) Business Results

(Millions of Yen)

Company Name		Chugai Pharma Marketing Ltd.	
		FY2004.12	FY2003.12
Net Sales		14,351	13,392
	In local currency *(in thousands)*	£71,808	£70,446
	Compared with the previous interim period	101.9%	130.4%
Net Income		1,551	1,417
	In local currency *(in thousands)*	£7,764	£7,455
	Compared with the previous interim period	104.2%	165.0%

Note: Translations into yen have been calculated based on the prevailing exchange rates on December 31, 2004 and 2003. (2004:£1=¥199.85; 2003:£1=¥190.11)

7. Shareholder Information

(1) Major Shareholders

	Number of Shares Held (Thousands of shares	Percentage of Voting Rights Held (%)
Roche Pharmholding B.V.	278,047	50.62
The Chase Manhattan Bank, N.A., London	27,165	4.94
The Master Trust Bank of Japan, Ltd. (trust account)	23,677	4.31
State Street Bank and Trust Company	15,292	2.78
Japan Trustee Services Bank, Ltd. (trust account)	13,954	2.54
State Street Bank and Trust Company 505103	9,722	1.77
The Chase Manhattan Bank, N.A., London Secs Lending Omnibus Account	9,174	1.67
The Nichido Fire and Marine Insurance Co., Ltd.	7,574	1.37
Investors Bank and Trust Company (west)-Treaty	5,238	0.95
Nomura Securities Co., Ltd.	5,210	0.94
Total	395,058	71.9

Notes:

1. The 5,400,239 shares of treasury stock held by the Company are not included in the chart of major shareholders above as these shares do not have voting rights.
2. Capital Research and Management Company and four of its affiliates have filed reports of major shareholdings comprising 36,035 thousand shares, or 6.54% ownership, as of October 31, 2004.

(2) Shareholder Composition

	March 31, 2003	December 31, 2003	December 31, 2004
Financial institutions	18.24%	16.95%	15.29%
Securities firms	0.26%	0.16%	0.99%
Corporations	1.33%	1.28%	1.11%
Foreign corporations	73.43%	74.51%	75.62%
Individuals/Other	6.74%	6.30%	6.02%
Treasury stock	0.00%	0.80%	0.97%
Total	100.00%	100.00%	100.00%

Development pipeline (as of February 10, 2005)

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mechanism of Action
Oncology					
CGS20267	Breast cancer in postmenopausal women	Filed Jul. 00	letrozole Femara® Tablet	Novartis (Novartis Pharma)	Aromatase inhibitor
R597	Breast cancer (adjuvant) #	Phase 3 Multinational study	trastuzumab Herceptin® Injection	Roche / Genentech	Humanized anti-HER2 monoclonal antibody
EPOCH	Cancer chemotherapy associated anemia #	Phase 3	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
MRA	Multiple myeloma	Phase 2 (France)	tocilizumab	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	Injection		
R340	Colorectal cancer #	Phase 2	capecitabine Xeloda® Tablet	Roche	Antimetabolite, 5-FU derivative
	Gastric cancer #	Phase 2			
R1415	Lung cancer	Phase 2	erlotinib Tarceva® Oral	OSI/Genentech/ Roche	Epidermal growth factor receptor (EGFR/HER1) tyrosine kinase inhibitor
CAL	Bone metastases	Phase 2 (US)		In-house	Humanized anti-PTHrP monoclonal antibody
	Hypercalcemia of malignancy	Phase 1 (Japan)	Injection		
CHC12103	Ovarian cancer Non-small cell lung cancer	Phase 1 Completed	Injection	Cell Therapeutics	Poly-(L-glutamic acid) –paclitaxel conjugate
R1273	Non-small cell lung cancer	Phase 1	pertuzumab Injection	Roche / Genentech (Omnitarg™)	HER dimerization inhibitory humanized monoclonal antibody
R435	Colorectal cancer	Phase 1	bevacizumab Injection	Roche / Genentech (Avastin®)	Humanized anti-VEGF (Vascular endothelial Growth Factor) monoclonal antibody
Bone and Joint					
MRA	Rheumatoid arthritis	Phase 3 (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 3 (Overseas)	tocilizumab Injection	In-house (Roche)	
ED-71	Osteoporosis	Phase 3	Oral	In-house	Activated Vitamin D derivative
R484	Osteoporosis	Phase 2 Completed	Ibandronic acid Injection	Roche (Boniva™ in US / Bonviva® in EU)	Bisphosphonate

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mechanism of Action
		Phase 1 Completed	Ibandronic acid Oral		

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mechanism of Action
MRA	Systemic onset juvenile idiopathic arthritis (soJIA)	Phase 3 (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 2 (UK)	tocilizumab Injection	In-house (Roche)	
CHS13340	Osteoporosis	Phase 2	 Nasal spray	Daiichi Suntory Pharma	Recombinant parathyroid hormone (rhPTH1-34)
	Renal disease				
PB-94	Hyperphosphatemia	Approved Jul.03 (Taiwan)	sevelamer HCl Renagel® Tablet	Genzyme	Phosphate binding agent
R744	Renal anemia	Phase 2	 Injection	Roche	CERA (Continuous erythropoiesis receptor activator)
	Cardio/Cerebro-vascular disease				
SG-75	Acute heart failure #	Filed Jun.03	nicorandil Sigmart® Injection	In-house	Potassium channel opener
AVS	Subarachnoidal hemorrhage	Filed Apr.95	nicaraven Antevas® Injection	In-house	Hydroxyl radical scavenger
	Transplant, Immunology and Infectious disease				
MRA	Castleman's disease (Orphan drug status in Japan)	Filed Apr.03 (Japan)	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
		Phase 1 (US)	tocilizumab Injection	In-house (Roche)	
R964	Chronic hepatitis C	Phase 3 Completed	ribavirin Copegus® Tablet	Roche	Anti-viral agent in combination with Pegasys®
MRA	Crohn's disease	Phase 2	tocilizumab Actemra® Injection	In-house	Humanized anti-human IL-6 receptor monoclonal antibody
MRA	Systemic lupus erythematosus (SLE)	Phase 1 (US)	tocilizumab Injection	In-house (Roche)	Humanized anti-human IL-6 receptor monoclonal antibody
	Other field				
EPOCH	Predeposit of autologous blood transfusion #	Filed Mar. 02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin

Development code	Indication # Additional indication	Stage (Filing date)	Generic name Product name Dosage form	Origin (Collaborator)	Mechanism of Action
EPOCH	Anemia in premature infants #	Filed Mar.02	epoetin beta Epogin® Injection	In-house	Recombinant human erythropoietin
FS-69	Enhancement of ultrasound images	Phase 2/3	Injection	Alliance	Ultrasound contrast agent for diagnostic imaging
R212	Obesity	Phase 2 Completed	orlistat Xenical® Capsule	Roche	Lipase inhibitor
VAL	Post-hepatectomy/ Liver transplantation	Phase 2	valine Injection	In-house	Recovery of liver function
	Decompensated cirrhosis	Phase 1 Completed	valine Oral		
GM-611	Diabetic gastroparesis	Phase 1 Completed (Japan)	mitemcinal fumarate Tablet	In-house	Motilin agonist Recovery of gastrointestinal motility
		Phase 2 Completed (US)			
GM-611	Irritable bowel syndrome (IBS)	Phase 2 (US)			
R483	Type 2 diabetes	Phase 1 Completed	Oral	Roche	Insulin sensitizer

Changes from the last announcement on October 21, 2004

Oncology

- R435 Started Phase 1

Bone and Joint

- MRA Started Phase 3 overseas (Rheumatoid arthritis)

Cardio/Cerebro-vascular disease

- BO-653 Development suspended

Transplant, Immunology and Infectious disease

- R964 Completed Phase 3 (Hepatitis C in combination with Pegasys®)

Other field

- GM-611 Completed Phase 2 in US (Diabetic gastroparesis)